        As filed with the Securities and Exchange Commission on November 5, 1999
                                                      Registration No. 333-83293
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          -----------------------------

                               AMENDMENT NO. 2 TO
                       REGISTRATION STATEMENT ON FORM S-3
                                    UNDER THE
                             SECURITIES ACT OF 1933

                          -----------------------------

                          WINSTAR COMMUNICATIONS, INC.
             (Exact Name of Registrant as Specified in its Charter)

                                    Delaware
                        (State or other jurisdiction of
                         incorporation or organization)

                                      4812
                          (Primary standard industrial
                           classification code number)

                                   13-3585278
                                (I.R.S. Employer
                             Identification Number)


                                685 Third Avenue
                            New York, New York 10017
                                 (212) 792-9800
   (Address, including zip code, and telephone number, including area code, of registrant's principal executive office)


                          -----------------------------


                                Timothy R. Graham
                  Executive Vice President and General Counsel
                          WinStar Communications, Inc.
                                685 Third Avenue
                            New York, New York 10017
                                 (212) 792-9800
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)


                          -----------------------------

                                   Copies to:

                             David Alan Miller, Esq.
                            Graubard Mollen & Miller
                                600 Third Avenue
                            New York, New York 10016
                            Telephone: (212) 818-8800
                               Fax: (212) 818-8881

      Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

      If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

      If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /x/

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

================================================================================


                                           CALCULATION OF REGISTRATION FEE
======================================================================================================================
                                                        Proposed Maximum        Proposed Maximum
     Title of Security                Amount to be       Aggregate Price           Aggregate           Amount of
     to be Registered                 Registered            Per Share            Offering Price      Registration Fee
----------------------------------------------------------------------------------------------------------------------
Series F 7 1/4% Cumulative
Convertible Preferred Stock         300,000 shares              (1)                    (1)                 (1)
("Preferred Stock")
----------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01
per share underlying Preferred    4,900,000 shares(2)        $61.96(3)             $303,604,000          $84,401.91
Stock
----------------------------------------------------------------------------------------------------------------------
Common Stock to be resold           902,263 shares           $41.31(4)             $ 37,272,485          $10,361.75
by certain persons
----------------------------------------------------------------------------------------------------------------------
         Total                                                                                           $94,763.66
======================================================================================================================

*     $88,688.92 of this fee was previously paid. The balance is paid herewith.


(1)   Filing fee being paid with respect to underlying shares of Common Stock.

(2) Pursuant to Rule 416(b) promulgated under the Securities Act of 1933, as amended, this Registration Statement also covers a presently indeterminable number of additional shares of Common Stock which may be issued in lieu of cash dividends during the term of the Preferred Stock. Pursuant to Rule 416, this Registration Statement also covers a presently indeterminable number of additional shares of Common Stock issuable by the Company in the event the Preferred Stock is converted in connection with a change of control of the Company.

(3)   Represents the conversion price ($61.96) for a share of Common Stock.


(4) Based on the average of the high and low prices of a share of Common Stock as reported by Nasdaq on November 1, 1999, based on Rule 457(c).


      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

                  Preliminary Prospectus dated November 5, 1999
                              Subject to Completion


                          WINSTAR COMMUNICATIONS, INC.

                            -------------------------


 300,000 Shares of Series F 7 1/4% Senior Cumulative Convertible Preferred Stock
                                       and
                        5,802,263 shares of Common Stock

      This prospectus covers :

      o the resale by certain persons from time to time of an aggregate of 300,000 shares of our outstanding Series F preferred stock.

      o the resale by holders of an indeterminable number of shares of common stock that may be issued instead of cash as payment of dividends on the Series F preferred stock;

      o our issuance of up to approximately 4,900,000 shares of our common stock to holders of Series F preferred stock upon conversion of the Series F preferred stock; and

      o the resale by holders of an aggregate of 902,263 shares of our common stock that we previously issued in connection with various transactions.

      Our Series F preferred stock is eligible for trading in The Portal Market, a subsidiary of The Nasdaq Stock Market, Inc.

      Our common stock is traded on the Nasdaq National Market under the symbol "WCII." The last sale price of our common stock on the Nasdaq National Market on November 1, 1999 was $41.31 per share.

      See "Risk Factors" beginning on page 8 of this prospectus for information that should be considered by prospective investors.


      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      The information in this prospectus is not complete and may be changed. No holder may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                 The date of this prospectus is November , 1999

                          ----------------------------

                                TABLE OF CONTENTS

                                                                            Page


SUMMARY ....................................................................   3

RISK FACTORS ...............................................................   8

PRICE RANGE OF OUR COMMON STOCK ............................................  18

CAPITALIZATION .............................................................  19

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS ....................  21

SELLING STOCKHOLDERS AND PLAN OF DISTRIBUTION ..............................  46

EXPERTS ....................................................................  52

UNAUDITED PRO FORMA CONDENSED
  CONSOLIDATED FINANCIAL STATEMENTS ........................................ F-1


                          ----------------------------

--------------------------------------------------------------------------------


                                     SUMMARY

General

      We provide telecommunications services primarily to businesses in a growing number of major U.S. markets. Our telecommunication services are delivered through our own local networks. These networks are capable of carrying high volumes of data and voice traffic and are commonly referred to as "broadband networks." Our local broadband networks allow us to offer our customers a variety of individual and bundled services, including local and long distance voice services, high-speed data transport, Internet access and other enhanced communications services. We also provide Internet-based information content and services, such as online business resources. Our services are delivered with a high degree of customer care and at competitive prices, which affords our customers an attractive alternative to the incumbent local exchange carriers and other service providers.

      Our local broadband networks are based on our wireless transmission capability, which we call "Wireless Fiber(ServiceMark)". Our Wireless Fiber services use the 38 GHz, 28 GHz and other portions of the radio spectrum to carry voice, data and video transmissions. Our Wireless Fiber services can provide fiber-quality transmission at speeds more than 350 times faster than the fastest service currently in general use on copper-based, wireline networks. We hold licenses that provide us with the largest amount of 38 GHz radio spectrum in the country, as well as a large amount of 28 GHz spectrum and other various spectrum rights. Our spectrum holdings cover markets encompassing more than 200 million people and more than 80% of the business market in the United States.

      As part of our network buildout, we are interconnecting our local broadband network in each of our cities by using fiber connections between each city. These city-to-city fiber connections are allowing us to create a national broadband network. This seamless national network will operate as a true broadband alternative to the existing public telephone networks that are owned and controlled by the incumbent service providers. Our national broadband network will enable us to carry a substantial portion of our customers' voice, data and video transmissions, from point of origination to point of termination, thereby forming an end-to-end broadband network. Since this end-to-end network will reduce our reliance on the facilities of other providers, we will be able to substantially reduce our costs and have greater control over the quality of service we provide.

      We currently provide service in more than 30 major U.S. markets, including Atlanta, Boston, Chicago, Dallas, Los Angeles, New York City, San Diego, San Francisco and Washington, D.C., and anticipate that we will be providing our telecommunications services in a total of 60 U.S. markets by the end of 2000. Additionally, we are expanding internationally and intend to enter into up to 50 foreign markets by the end of 2004.


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Business Strategy and Strengths


      Our goal is to create one of the first national broadband networks and to drive a high volume of customer traffic across this network. We believe that our Wireless Fiber and switch-based infrastructure provides us with significant competitive advantages. These advantages are particularly significant with respect to other service providers that rely on wireline for the final connection to the customer location, commonly referred to as the "last mile." Our strategy is to exploit these advantages in order to attain our goal. Key elements of our strategy include:

      o     Rapidly and cost-effectively deploying our local infrastructure;

      o Interconnecting our local networks to create a national broadband network;

      o Targeting customers located in "on-net" buildings, which are buildings that are already served by our local broadband networks;

      o     Offering attractive pricing and superior customer care; and

      o Providing integrated voice and data telecommunications and information services.

Corporate Information

      Winstar was incorporated under the laws of the State of Delaware in September 1990. Our principal office is located at 685 Third Avenue, New York, New York 10017 and our telephone number is (212) 792-9800.


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                          Summary Financial Information


      The summary historical financial data presented on the next two pages for the years ended December 31, 1996, 1997 and 1998 have been derived from our audited consolidated financial statements incorporated by reference into this prospectus. The summary historical financial data presented on the next two pages for the nine months ended September 30, 1998 and 1999 have been derived from our unaudited condensed consolidated financial statements incorporated by reference into this prospectus. In our opinion, the unaudited condensed consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, which consist of only normal recurring accrual adjustments, necessary for a fair presentation of the results of operations for the periods presented.

      The summary as adjusted data presented on the next two pages for the year ended December 31, 1998 and for the nine months ended September 30, 1999 have been derived from the unaudited pro forma condensed consolidated financial statements included elsewhere in this prospectus. The pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable.

      The pro forma financial statements and summary data do not purport to represent what our results of operations would actually have been had the financing transactions occurred on the dates discussed in footnotes (a) through
(c) below, or to project our results of operations or financial condition for any future period or date. The financial data below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the unaudited pro forma condensed consolidated financial statements included elsewhere in this prospectus and the consolidated and condensed consolidated financial statements incorporated by reference into this prospectus from our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q set forth under the "Where You Can Find More Information" section of this prospectus.


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


                                                             Year Ended                  Year Ended
                                                            December 31,              December 31, 1998
                                                            ------------              -----------------


                                                                                                      As
                                                        1996           1997          Actual       Adjusted(a)
                                                        ----           ----          ------       -----------
                                                     ----------------------------------------------------------
                                                            (in thousands, except per share data)
Statement of Operations Data:
Operating revenues:
   Telecommunications services:
      Core                                           $     604      $  22,653      $ 141,466      $ 141,466
      Other                                              3,883          7,143         49,643         49,643
                                                     ---------      ---------      ---------      ---------
Total telecommunications services                        4,487         29,796        191,109        191,109
Information services                                    14,650         41,354         53,338         53,338
                                                     ---------      ---------      ---------      ---------
      Total operating revenues                          19,137         71,150        244,447        244,447
Operating loss:
   Telecommunications services                         (40,731)      (147,134)      (231,017)      (231,017)
   Information services                                 (1,409)        (4,092)       (10,167)       (10,167)
   General corporate                                   (11,373)       (27,312)       (57,225)       (57,225)
                                                     ---------      ---------      ---------      ---------
      Total operating loss                             (53,513)      (178,538)      (298,409)      (298,409)
Interest expense                                       (36,748)       (77,257)      (156,599)      (167,356)
Interest income                                         10,515         17,577         29,758         29,758
Other income, net(c)                                        --          4,719          5,500          5,500
                                                     ---------      ---------      ---------      ---------
Loss from continuing operations                        (79,746)      (233,499)      (419,750)      (430,507)
Loss from discontinued operations                       (3,977)       (15,985)       (24,974)       (24,974)
                                                     ---------      ---------      ---------      ---------
Net loss                                               (83,723)      (249,484)      (444,724)      (455,481)
Preferred stock dividends                                   --         (5,879)       (42,968)       (67,712)
                                                     ---------      ---------      ---------      ---------
Net loss applicable to common stockholders           $ (83,723)     $(255,363)     $(487,692)     $(523,193)
                                                     =========      =========      =========      =========
Basic and diluted loss per share:
   Actual and pro forma:
     Loss per share from continuing operations       $   (2.86)     $   (7.20)     $  (11.96)     $  (12.70)
                                                     =========      =========      =========      =========
     Loss per share from discontinued operations         (0.14)         (0.48)         (0.65)         (0.64)
                                                     =========      =========      ==========     =========

                                                            Nine         Nine Months Ended
                                                            Months       September 30, 1999
                                                            Ended        ------------------
                                                         September
                                                             30,
                                                            1998                         As
                                                            ----         Actual      Adjusted(b)
                                                                         ------      -----------
                                                    -------------------------------------------
                                                        (in thousands, except per share data)
Statement of Operations Data:
Operating revenues:
   Telecommunications services:
      Core                                              $  85,858      $ 243,061      $ 243,061
      Other                                                40,276         21,369         21,369
                                                        ---------      ---------      ---------
Total telecommunications services                         126,134        264,430        254,430
Information services                                       37,220         39,703         39,703
                                                        ---------      ---------      ---------
      Total operating revenues                            163,354        304,133        304,133
Operating loss:
   Telecommunications services                            (165,534)     (300,179)      (300,179)
   Information services                                     (7,036)      (13,368)       (13,368)
   General corporate                                       (20,336)      (28,186)       (28,186)
                                                        ---------      ---------      ---------
      Total operating loss                               (192,906)      (341,733)      (341,733)
Interest expense                                         (111,704)      (154,011)      (154,011)
Interest income                                            24,043         16,759         16,759
Other income, net(c)                                        4,000          3,000          3,000
                                                        ---------      ---------      ---------
Loss from continuing operations                          (276,567)      (475,985)      (475,985)
Loss from discontinued operations                         (25,031)            --             --
                                                        ---------      ---------      ---------
Net loss                                                 (301,593)      (475,985)      (475,985)
Preferred stock dividends                                 (31,195)       (43,364)       (53,739)
                                                        ---------      ---------      ---------
Net loss applicable to common stockholders              $(332,793)     $(519,349)     $(529,724)
                                                        =========      =========      =========
Basic and diluted loss per share:
   Actual and pro forma:
     Loss per share from continuing operations          $   (8.10)     $  (10.47)     $  (10.63)
                                                        =========      =========      =========
     Loss per share from discontinued operations            (0.66)            --             --
                                                        =========      =========      =========


--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


                                                             Year Ended                  Year Ended
                                                            December 31,              December 31, 1998
                                                            ------------              -----------------
                                                               (in thousands, except per share data)
     Loss per share                                  $   (3.00)     $   (7.68)     $  (12.61)     $  (13.34)
     Weighted average common shares                  ===========    ===========    ===========    ===========
          outstanding                                   27,911         33,249         38,681         39,213
                                                     ===========    ===========    ===========    ===========
Other Financial Data:
Capital expenditures                                 $  46,651      $ 222,196      $ 402,206      $ 402,206
Depreciation and amortization                            3,764         25,102         74,953         74,953


                                                            Nine         Nine Months Ended
                                                            Months       September 30, 1999
                                                            Ended        ------------------
                                                         September
                                                             30,
                                                            1998                         As
                                                            ----         Actual      Adjusted(b)
                                                                         ------      -----------
                                                    -------------------------------------------
                                                        (in thousands, except per share data)

     Loss per share                                    $   (8.76)     $  (10.47)     $  (10.63)
                                                       =========      =========      =========
     Weighted average common shares                       37,970         49,606         49,836
                                                       =========      =========      =========
          outstanding

Other Financial Data:
Capital expenditures                                   $ 222,852      $ 863,500      $ 863,500
Depreciation and amortization                             48,666        106,252        106,252



                                                                 September 30, 1999
                                                                   (in thousands)
Balance Sheet Data:
Cash, cash equivalent and short-term investments                    $   476,921
Property and equipment, net                                           1,415,464
Total assets                                                          2,767,405
Current portion of long-term debt and capital lease obligations         149,371
Long-term debt and capital lease obligations, less current portion    2,078,593
Total debt                                                            2,227,964
Series C cumulative exchangeable redeemable preferred stock             223,477
Series D senior cumulative convertible redeemable preferred stock       200,000
Common and other preferred stock and additional paid-in capital       1,004,163
Stockholders' deficit                                                  (308,924)

----------------------------

(a) Gives effect to certain financings that occurred prior to June 30, 1999 as if they each occurred on January 1, 1998. These financings are described under the section of this prospectus entitled "Description of Certain Indebtedness and Capital Stock."

(b) Gives effect to a private placement we completed in June 1999 as if it had occurred on January 1, 1999. This private placement is described under the section of this prospectus entitled "Description of Certain Indebtedness and Capital Stock."

(c) The years ended December 31, 1997 and 1998 and the nine months ended September 30, 1998 and 1999 include a deferred income tax benefit of $2.5 million, $5.5 million, $4.0 million and $3.0 million, respectively.


--------------------------------------------------------------------------------

                                  RISK FACTORS

      Before making an investment in any of the securities offered under this prospectus, investors should carefully consider the risk factors set forth below, as well as the other information appearing in or incorporated by reference into this prospectus.

                    Risks relating to our financial condition

We expect to continue to incur losses in the future and may never become a profitable company.

      Since our inception, we have incurred significant and growing net losses. We will continue to incur losses as we invest further in the growth of our telecommunications business. Our losses may not decrease over time as we have planned, and we may not ever achieve profitability. If we are unable to substantially reduce our losses over time as planned, or if we fail to achieve and maintain profitability, the value of our securities would likely diminish significantly. Our ability to stem our losses and achieve and maintain profitability is dependent on many factors, many of which we cannot predict or control. These include our ability to execute our business plan over time, the general state of the telecommunications markets, competition in our markets, the success of competing technologies and the general state of the financial markets.

Our debt and outstanding preferred stock places significant constraints on how we operate, and we may never be able to repay our debt or redeem our preferred stock.

      We have a large amount of indebtedness, preferred stock and other payment obligations outstanding, many of which contain extensive covenants restricting our activities. These obligations could have important consequences for our business, including:

      o limiting our ability to access the additional capital we will need to sustain and grow our business;

      o limiting our flexibility in planning for, or reacting to, changes in our business; and

      o placing us at a competitive disadvantage to less leveraged competitors, which could have more free cash flow to invest in their operations.

      If our business is not successful, we may not be able to repay our debts as they become due or redeem our preferred stock when required, which would force us to either refinance the debt, access other sources of capital, if available, in order to fund these required payments, or default on our obligations. Any refinancing or raising of additional capital might be on unfavorable terms in these circumstances. Any default on these obligations could force us to diminish or halt our operations or liquidate our assets. Any of these events would significantly impair the value of our securities.

We may not be able to generate the cash necessary to service our indebtedness and outstanding preferred stock, which could cause us to default on our obligations.

      A large portion of our debt requires cash interest payments beginning in 2001 and principal repayment beginning in 2004. In addition, under certain circumstances, we could be required to redeem some of our preferred stock for cash. If our business is not successful, we might not be able to make these payments when they become due. If we default on one or more of these payment obligations, we would, under cross-default provisions, of this indebtedness be in default under substantially all of our outstanding indebtedness. If we default under certain circumstances, the debt holders could accelerate our obligation to repay their debt. In this event, it is very unlikely that we would be able to repay all of this debt in full. Therefore, we would need to refinance this debt. However, our ability to do refinance would probably be constrained at that time by our financial condition. If we could not refinance on acceptable terms, we could be forced to seek protection from our creditors in bankruptcy or to diminish or cease our operations.

We have the ability to incur substantially more debt, which would exacerbate the risks described above.

      Although the agreements governing our indebtedness place limitations on our ability to incur more debt, in some circumstances we can incur substantial amounts of additional indebtedness. For example, we will continue to borrow substantial amounts under our $2.0 billion Lucent credit facility and could borrow additional sums to finance the purchase of equipment. As we incur additional debt, the risks discussed in the risk factors above would intensify.

If we cannot access significant capital, we cannot sustain the growth of our operations.

      The expansion of our telecommunications operations domestically and abroad requires substantial additional capital investments. In addition, we must continue to fund our growing operating losses, as described above, as we grow our business.

      To execute this high-growth strategy, we may make acquisitions of assets, businesses, spectrum licenses or license holders which also could require substantial capital investment. To the extent our resources are insufficient to fund our operations and capital requirements, we will be required to seek additional sources of capital, including through the sale of debt or equity securities. The availability of sufficient capital will be dependent on numerous factors, including the performance of our business over time and the general state of the telecommunications markets and financial markets. Adequate capital may not be available when needed. If we cannot obtain capital when needed, we will not be able to continue the expansion of our operations, either internally or through strategic acquisitions. If we fail to grow our business in accordance with our current plans, the value of our securities could diminish significantly.

                        Risks relating to our operations

We are subject to extensive federal and state laws, rules and regulations. These laws, rules and regulations could change at any time in an unpredictable manner causing a change to or disruption of our business.

      The telecommunications services business is highly regulated domestically at the federal, state and local levels, and abroad by foreign governments. Our continued ability to acquire and use the spectrum rights needed to operate and grow our fixed wireless business in accordance with our plans is extremely important to our success and also is subject to extensive regulation. This regulatory environment directly affects the breadth of services we are able to offer, the rates, terms and conditions of those services and the rates, terms and conditions of necessary underlying services we must secure from other telecommunications providers.

      The regulatory environment also impacts other telecommunications carriers and therefore the level of competition in the marketplace. Regulatory changes which negatively impact our ability to use our spectrum rights or offer a broad variety of services to our customers or which provide a competitive advantage to other service providers could adversely impact our financial performance and growth. This, in turn, would diminish the value of our securities. This regulatory environment changes constantly, and often in ways that we cannot predict, as a result of new legislation, regulations and judicial interpretations of these laws and regulations.

We may not be able to effectively compete in our markets, all of which are highly competitive.

      We face intense competition in each of the markets where we operate and may not be able to effectively compete in these markets. We compete with regional, national and global companies. Moreover, the growing consolidation of companies and formation of strategic alliances within the telecommunications and media industries could give rise to significant new competitors.

      Most of our competitors are well-established and have larger and better developed networks and systems, longer-standing relationships with customers and suppliers, greater name recognition and significantly greater financial, technical and marketing resources. Many of these companies have the ability to subsidize competing services with revenues from a variety of their other services. As competition increases in domestic and international telecommunications markets, we anticipate a significant increase in general pricing pressures which will require competitors increase their sales volume and to be successful in selling higher margin value added services. If we are not successful in growing the volume of our sales and in selling higher margin products and services, we might not achieve the financial results we expect. Such a failure would diminish the value of our securities.

If we grow rapidly and do not effectively manage this growth, our operations could be disrupted or our financial condition could be impaired.

      We are pursuing a strategy of aggressive and rapid growth, including the accelerated rollout of our telecommunications services, acquisitions of businesses and assets and the hiring of additional management and technical and marketing personnel, all of which will result in higher capital expenditures and operating expenses. If we are not able to grow as we anticipate, or if we are not successful in managing our growth, whether internally or through expansion, in an efficient manner, our financial performance will not meet our expectations and the value of our securities will be diminished.

We will be subject to many additional risks as we seek to enter foreign markets.

      We are expanding the offering of our telecommunications services into parts of Europe, Asia and South America. We expect to incur losses and to make capital expenditures to develop these markets. Certain additional risks are inherent in entering and conducting business in foreign markets, including:

      o uncertain regulatory environments which could delay our progress or limit our ability to acquire or use spectrum;

      o     fluctuations in currency exchange rates;

      o unanticipated changes in tariffs, customs, duties, regulatory requirements and other trade barriers;

      o longer payment cycles and problems in collecting accounts receivable; and

      o potentially adverse tax consequences resulting from operating in multiple countries with different laws and regulations.

      Furthermore, we expect prices for telecommunications services outside of the United States to decrease in the future for many reasons, including increased competition among existing and new carriers and additional strategic alliances or joint ventures among large international carriers. This pricing pressure could have a significant impact upon the profitability of our operations abroad.

The need to obtain rights to access buildings in order to build our network could make it more difficult and costly to expand our business.

      In order to build our network and access our customers, we need access to each building or structure where our antennas will be placed. These include hub site buildings and customer buildings. We will not be able to expand at the rate currently planned if we do not obtain these access rights in a timely manner. In order to obtain these rights we must negotiate separate deals with the landlords of each building we seek access to. In addition, we may need to obtain zoning or other governmental approvals in order to build out in a particular building or area. We may not be successful in obtaining the access rights necessary to expand our Wireless Fiber services as planned or in obtaining any construction, zoning, franchises or other governmental permits that may be necessary for us to provide Wireless Fiber service to our customers at reasonable costs or on favorable terms, or at all. In the event we are not able to build our network at the pace required to meet our business plan, our financial performance could suffer, which could diminish the value of our securities.

Fixed wireless telecommunications services are relatively new and are not widely used. Therefore, our Wireless Fiber services may not achieve wide market acceptance.

      There are a number of competing technologies in the marketplace for high speed telecommunications services in addition to fixed wireless technology. These include:

      o digital subscriber line technology, which is commonly referred to as DSL and which allows for high speed transmissions over traditional copper lines,

      o cable television infrastructure which is being converted for use as a two-way communications medium, and

      o     fiber optic lines.

      It is possible that these or other as yet undeveloped technologies could render our Wireless Fiber services less profitable or less viable. The use of fixed wireless services such as our 38 GHz and 28 GHz Wireless Fiber services to provide voice and data telecommunications services is an emerging sector of the telecommunications industry and has not yet been widely accepted. Neither we nor any other fixed wireless provider has obtained significant market share and a substantial market for these services may not develop. If this technology is not widely accepted in the future, we may not be able to meet our operational or financial objectives, which would diminish the value of our securities.

We rely in large part on third parties with whom we have business arrangements. The failure of any of these parties to meet our requirements could harm our operations.

      Our business operations and growth rely in part on services provided by third parties. Examples of these services include:

      o Our use of the facilities of fiber providers, such as Williams and Metromedia Fiber, and major long distance companies to carry portions of our customers' traffic.

      o Our use of third party vendors such as Lucent Technologies to provide extensive services in connection with the buildout of our broadband network. Our expansion and the buildout of our network could be delayed if Lucent does not adequately perform these services or if we are required to find an alternative to Lucent.

      The failure of any of these third parties to perform under their respective agreements or the termination or discontinuance of any of these agreements could delay our buildout, limit the types or services we can provide to our customers or cause service problems with existing customers. Any of these occurrences could adversely impact our ability to meet our operational and financial goals, which would diminish the value of our securities.

If we are unable to hire and retain qualified personnel to operate our business our growth would be curtailed.

      We believe that our growth and future success will depend in large part on our continued ability to attract and retain highly skilled and qualified personnel. Largely due to deregulation and the significant increase in the number of companies providing telecommunications services, competition for qualified personnel in the telecommunications industry is more intense than it has ever been. We therefor may not be able to hire enough qualified personnel to successfully meet our growth objectives. The failure to recruit and retain qualified personnel could significantly impede our ability to expand domestically and abroad and to meet our business objectives.

Computer programs and microprocessors that have time-sensitive software may recognize a date using "00" as the year "1900" rather than the year "2000," or not recognize the date at all, which could result in major system failures or miscalculations.

      We are currently addressing the issue of whether or to what extent our systems and those of other telecommunications companies with which we interconnect our network will be vulnerable to potential errors and failures after December 31, 1999. These errors and failures could occur as a result of certain computer programs being written using two digits, rather than four digits, to define the applicable year. Computer programs and microprocessors that have time-sensitive software may recognize a date using "00," such as January 1, 2000, as January 1, 1900, or not recognize the date at all, which could result in major system failures or miscalculations.

      If we or our suppliers or vendors experience any of these problems, our ability to service our customers or otherwise carry on our business, could be materially diminished for a period of time, resulting in lost revenues and diminished financial performance. The longer term impact of any such failures is not certain, but could be materially adverse if we lose a significant number of customers or are unable to continue to do business with one or more key vendors. Any significant operational and financial problems resulting from the year 2000 problem could cause our securities to diminish in value.

Emissions from our antennas may be a health risk.

      The use of wireless equipment, such as antennas, has been alleged to pose health risks due to radio frequency emissions. The FCC recently adopted new guidelines and methods for evaluating the environmental effects of such emissions from FCC-regulated transmitters, including wireless antennas, which are generally more stringent than those previously in effect. While we do not believe that our antennas pose a health risk, any future findings to the contrary could result in liability on our part. This could also result in reduced public acceptance of wireless systems and adversely affect our financial condition or results of operations. In addition, we could be required to reduce power in our transmissions or otherwise change the way we operate in order to reduce emissions to acceptable levels. This could cause us to revise the manner in which we engineer our wireless network which could add substantially to the cost of our buildout, thereby adversely impacting our financial performance.

              Risks relating to our corporate and capital structure

Certain provisions of our certificate of incorporation could have effects that conflict with the interests of our stockholders.

      Certain provisions of our certificate of incorporation could make it more difficult for a third party to acquire control of us, even if such change in control would be beneficial to our stockholders in the short term. For example, our certificate of incorporation allows us to issue preferred stock without stockholder approval. We also have adopted a rights plan that grants certain of our stockholders the right to buy shares of our Series B preferred stock if a person acquires 10% or more of our outstanding common stock. Any such issuances of preferred stock could make it more difficult for a third party to acquire us.

Our ability to issue senior preferred stock in the future could adversely affect the rights of holders of Series F preferred stock and our common stock.

      We are authorized to issue preferred stock from time to time on terms that may be determined at the time of issuance by our board of directors. In certain instances, a series of preferred stock could include voting rights, preferences as to dividends and liquidation, conversion and redemption rights senior to the Series F preferred stock, and in all instances, senior to our common stock. The future issuance of preferred stock could effectively diminish or supersede the dividends and liquidation preferences of the Series F preferred stock and adversely affect our common stock.

The exercise or conversion of our outstanding options, warrants and other convertible securities into common stock will dilute the percentage ownership of our stockholders. The sale of such common stock in the open market could adversely affect the market price of our common stock.

      As of November 1, 1999, there were outstanding options and warrants to purchase approximately 17,954,000 shares of our common stock and more options will be granted in the future under our employee benefit plans. Additionally, certain of our outstanding securities, including the Series F preferred stock, are currently convertible into approximately 13,465,000 shares of our common stock. Substantially all of the shares of common stock underlying such securities are or will be registered for resale under the Securities Act. The exercise or conversion of outstanding stock options, warrants or other convertible securities will dilute the percentage ownership of our other stockholders. As a matter of supply and demand, any sales in the public market of shares of our common stock issuable upon the exercise or conversion of such stock options, warrants or convertible securities would increase the number of shares of common stock available for purchase on the market. As a matter of supply and demand, this could adversely affect the prevailing market price of our common stock.

Because we are a holding company, we have no significant assets other than stock of our subsidiaries and the proceeds generated from sales of our securities. Once these proceeds are spent, we will depend on our subsidiaries to generate the funds needed to operate our business.

      Winstar Communications, Inc. is a holding company with no independent business operations. Our only material assets consist of the stock of our subsidiaries and the proceeds raised from the sale of our equity and debt securities, all of which we have loaned or contributed, or intend to loan or contribute, to our subsidiaries to fund the buildout and development of our business. We will have to rely upon dividends and other payments from our subsidiaries to generate the funds necessary to repurchase the Series F preferred stock or make cash dividend payments, if any. Our subsidiaries, however, are legally distinct from us and have no obligation, contingent or otherwise, to pay amounts due on the Series F preferred stock or to make funds available for these payments. Our subsidiaries have not guaranteed the Series F preferred stock.

      The ability of our subsidiaries to make dividend and other payments to us is subject to, among other things, the availability of funds, the terms of our subsidiaries' indebtedness and applicable state laws. Furthermore, in the event of a liquidation of Winstar Communications, Inc. and its subsidiaries, our obligation to make payment to holders of the Series F preferred stock or our common stock will be subordinated to the rights of all creditors of our subsidiaries as well as all creditors of Winstar Communications, Inc.

An active trading market may not develop or continue for our Series F preferred stock.

      An active trading market may not develop or continue for the Series F preferred stock. No holder of our Series F preferred stock is obligated to develop any market for our Series F preferred stock. If any holder should undertake market-making activities for our Series F preferred stock, it may cease these market-making activities at any time. In addition, the liquidity of any trading market in our Series F preferred stock, and the market price quoted for our Series F preferred stock, may be adversely affected by changes in the overall market for convertible securities and by changes in our financial performance or prospects or in the prospects for companies in our industry generally.

The market price of our common stock could fluctuate significantly, sometimes in a manner unrelated to our performance.

      In the past, the market price of our common stock has varied widely in response to various factors and events, some of which have related to our performance and financial condition and others of which have not. Some of these factors and events include:

      o the number of shares of our common stock being sold and purchased in the marketplace during a given period;

      o variations in our operating results, particularly where there is a difference between our actual results and the results expected by investors and analysts.;

      o     press reports and publications of reports by industry analysts;

      o     regulation and industry trends; and

      o rumors of significant events which can circulate quickly in the marketplace, particularly over the Internet.

      Since our common stock has been publicly traded, its market price has fluctuated over a wide range and we expect it to continue to do so in the future. In addition, the stock market in recent years has experienced broad price and volume fluctuations that have often been unrelated to the operating performance of companies, particularly telecommunications and technology companies. These broad market fluctuations also may adversely affect the market price of our common stock. We cannot assure you that the market price of the common stock will exceed the effective conversion price of our Series F preferred stock.

                  Special Note About Forward-Looking Statements

      This prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operations and business. The words "anticipate," "believe," "estimate," "expect," "plan," "intend," "predict," "project," "will," "could" and similar terms and expressions, as they relate to us, are intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are subject to numerous risks, uncertainties and assumptions. We cannot assure you that any of our expectations will be realized. Factors that may cause actual results to differ materially from those contemplated by forward-looking statements include, without limitation:

      o our ability to service our debt or to obtain financing for the buildout of our domestic and international telecommunications networks;

      o our ability to attract and retain a sufficient revenue-generating customer base;

      o competitive pressures in the telecommunications and technology industries; and

      o     general economic conditions.

                         PRICE RANGE OF OUR COMMON STOCK

      Our common stock has been quoted on the Nasdaq National Market since June 1994 under the symbol "WCII."

      The following table sets forth, for the three-month periods indicated, the high and low last sale prices of our common stock as reported on the Nasdaq National Market.

Period Ended                                                  High         Low
------------                                                  ----         ---

March 31, 1997                                               $20.25       $11.63
June 30, 1997                                                 14.63        10.13
September 30, 1997                                            19.19        14.25
December 31, 1997                                             29.25        21.25
March 31, 1998                                                44.81        24.63
June 30, 1998                                                 47.38        36.63
September 30, 1998                                            41.75        18.25
December 31, 1998                                             39.00        13.00
March 31, 1999                                                44.44        29.75
June 30, 1999                                                 59.00        37.00
September 30, 1999                                            62.44        43.25
October 1, 1999 through November 1, 1999                      46.08        37.00

      The last sale price of our common stock on November 1, 1999 was $41.31 per share. As of November 1, 1999, 54,760,789 shares of our common stock were held by more than 1,000 beneficial holders.

                                 CAPITALIZATION


      The table on the following page sets forth our cash and capitalization as of September 30, 1999 and should be read in conjunction with the consolidated and condensed consolidated financial statements incorporated by reference into this prospectus.

      References in the table to our common stock do not include:

      o 837,000 shares of common stock issuable upon exercise of options granted or which may be granted under our 1992 performance equity plan,

      o 13,774,000 shares of common stock issuable upon exercise of options granted or which may be granted under our 1995 performance equity plan,

      o 8,636,000 shares of common stock issuable upon exercise of other outstanding options and warrants,

      o 642,000 shares of common stock issuable under our employee stock purchase plan, and

      o approximately 13,259,000 shares of common stock issuable upon conversion of our preferred stock, including our Series F preferred stock.


                                                                                                   (in thousands,
                                                                                                 except share data)
Cash, cash equivalents and short-term investments ........................................          $   476,921
                                                                                                    ===========
Long term debt and capital lease obligations:
         12 1/2% guaranteed senior secured notes due 2004 ................................          $   200,000
         12 1/2% guaranteed senior secured notes due 2004 ................................               50,000
         14% senior discount notes due 2005 ..............................................              255,553
         14 1/2 senior deferred interest notes due 2005 ..................................              142,636
         15% senior subordinated deferred interest notes due 2007 ........................              133,298
         10% senior subordinated notes due 2008 ..........................................              200,000
         11% senior subordinated deferred interest notes due 2008 ........................              294,494
         Lucent financing agreement ......................................................              599,848
         Capital lease obligations and other notes (including current
         portion) ........................................................................              352,135
                                                                                                    -----------
                  Total long term debt and capital lease obligations .....................            2,227,964
                                                                                                    -----------

Series C 14 1/4% senior cumulative exchangeable preferred stock
due 2007(a) ..............................................................................              223,477
                                                                                                    -----------
Series D 7% senior cumulative convertible preferred stock due 2010(a) ....................              200,000
                                                                                                    -----------

Stockholders' equity (deficit):
         Series F 7 1/4% senior cumulative convertible preferred stock,
         $.01 par value, 300,000 shares authorized, 300,000 issued and outstanding .......                    3
         Series A 6% cumulative convertible preferred stock, $.01 par value, 6,000,000 shares authorized, 4,212,000 issued and
         outstanding(a) ..................................................................                   42
         Series E non-redeemable junior convertible preferred stock,
         $.01 par value, 75,100 shares authorized, issued and outstanding ................                    1
         Common stock, $.01 par value, 200,000,000 shares authorized,
         54,771,000 shares issued and outstanding ........................................                  548
         Additional paid-in-capital ......................................................            1,003,569
         Accumulated deficit .............................................................           (1,295,227)
         Accumulated other comprehensive loss ............................................              (17,860)
                                                                                                    -----------
                  Total stockholders' deficit ............................................             (308,924)
                                                                                                    -----------
                           Total capitalization ..........................................          $ 2,342,517
                                                                                                    ===========

             CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

      The material United States federal income tax consequences that are generally applicable to holders of our Series F preferred stock are as follows:

Tax Consequences for U.S holders

      U.S. holder is any person or entity which is (a) a citizen or resident of the United States, (b) a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or of any state thereof, including the District of Columbia, or (c) an estate or trust that is described in Section 7701(a)(30) of the Internal Revenue Code. Section 7701(b)(1) of the Internal Revenue Code defines who is a resident of the United States for federal income tax purposes.

      Distributions in general

      Distributions of money or other property made by Winstar with respect to its Series F preferred stock will be treated as dividends. The amount of any distribution with respect to our Series F preferred stock will be equal to the amount of cash distributed or, in the case of a distribution in the form of common stock, the fair market value of the shares of common stock on the date of the distribution.

      These dividends will be taxable as ordinary income to the extent that Winstar has earnings and profits for the current taxable year or has accumulated earnings and profits throughout Winstar's years of existence as calculated for United States federal income tax purposes.

      If the amount of a distribution with respect to our Series F preferred stock exceeds our current and accumulated earnings and profits, it will be treated first as a tax-free return of capital to the extent of the holder's tax basis in the Series F preferred stock, and thereafter as capital gain from the sale of our Series F preferred stock. This capital gain will be taxable as described below under "Sale, redemption or other taxable disposition of Series F preferred stock."

      Winstar does not have any current or accumulated earnings and profits. So long as this situation continues any distributions with respect to our Series F preferred stock will be treated as a return of capital or capital gain as described above.

      A holder's tax basis in shares of common stock received as a dividend will be the fair market value of such shares on the date of the distribution. A holder's holding period for these shares of common stock will commence on the day following the date of distribution and will not include any portion of the holding period for the shares of Series F preferred stock with respect to which the dividend shares were distributed.

      Dividends to corporate holders

      U.S. holders of our Series F preferred stock that are corporations are entitled to a special dividends-received deduction under Section 243 of the Internal Revenue Code. Corporate holders will generally be entitled to a deduction equal to 70% of distributions which are treated as dividends on the Series F preferred stock, but will not be entitled to that deduction with respect to amounts treated as a return of capital or capital gain. The benefit of a dividends-received deduction may be reduced by the corporate alternative minimum tax.

      In determining entitlement to the dividends-received deduction, corporate holders should also consider the provisions of Sections 246(c), 246A and 1059 of the Internal Revenue Code and Treasury regulations issued under these sections, and Internal Revenue Service rulings and administrative pronouncements relating to these Internal Revenue Code provisions.

      Section 246(c) disallows the dividends-received deduction in its entirety if the holder does not satisfy the applicable holding period requirement for the dividend-paying stock for a period immediately before or immediately after such holder becomes entitled to receive each dividend on the stock. Section 246(c)(4) further provides that a holder may not count toward this minimum holding period any period in which the holder:

      o has, among other things, an option to sell Series F preferred stock which it owns.

      o is under a contractual obligation to sell Series F preferred stock which it owns. For purposes of Section 246(c)(4), the obligation to sell upon Winstar's exercise of our option to redeem Series F preferred stock is not considered a contractual obligation to sell by a corporate holder.

      o has made and not closed a short sale of substantially identical stock or securities.

      o has diminished its risk of loss by holding one or more positions with respect to substantially similar or related property.

      Under certain circumstances, Section 1059 reduces the tax basis of stock by a portion of any "extraordinary dividends" that are eligible for the dividends-received deduction and to the extent that the basis reduction would otherwise reduce the tax basis of the Series F preferred stock below zero, requires immediate recognition of gain, which is treated as gain from the sale or exchange of the stock. In the case of the Series F preferred stock, an "extraordinary dividend" would include any amount treated as a dividend with respect to a redemption that is not pro rata to all stockholders, or meets certain other requirements, without regard to either the relative amount of the dividend or the holder's holding period for the Series F preferred stock.

      Section 246A contains so-called "debt-financed portfolio stock" rules, under which the dividends-received deduction could be reduced to the extent that a holder incurs indebtedness directly attributable to its investment in the Series F preferred stock.

      Receipt of conversion shares upon conversion of the Series F preferred stock



      A holder of Series F preferred stock will not recognize gain or loss upon the conversion of the Series F preferred stock into conversion shares if no cash is received. A holder who receives cash instead of a fractional share of common stock will in general be treated as having received such fractional share and having exchanged it for cash in a redemption. This deemed exchange of fractional shares for cash would be treated in the manner described under "Sale, redemption or other taxable disposition of the Series F preferred stock."

      Generally, a holder's basis in the conversion shares will equal the adjusted tax basis of the converted Series F preferred stock, less the portion of the tax basis attributable to any fractional shares the holder is deemed to have exchanged. The holding period of the conversion shares received will include the holding period of the converted Series F preferred stock.

      Adjustment of conversion ratio in respect of Series F preferred stock

      Adjustments to the conversion ratio applicable to our Series F preferred stock to take into account a stock dividend or stock split effecting our common stock will not be taxable. However, an adjustment to this conversion ratio resulting from our issuance of certain rights, warrants, debt securities or certain other securities or assets to holders of common stock may result in constructive distributions to the holders of the Series F preferred stock.

      The amount of any such constructive distribution would be the fair market value, on the date of the adjustment, of the number of shares of common stock which, if actually distributed to holders of Series F preferred stock, would produce the same increase in the proportionate interests of such holders in our assets or earnings and profits as that produced by the adjustment. The distribution would be treated in the manner described above under "Distributions in general" and "Dividends to corporate holders."

      Accrued dividends on the Series F preferred stock

      Any unpaid dividends on the Series F preferred stock will accrue and will be payable upon the optional or mandatory redemption of the Series F preferred stock. The tax treatment of such accrued dividends is not free from doubt. Under current law, it appears that accrued dividends would not be treated as having been received by holders of the Series F preferred stock until these accrued dividends were actually paid in cash. At the time these accrued dividends are actually paid, they would be taxable for United States federal income tax purposes in the same manner as distributions described above under "Distributions in general." Winstar intends to take this position and will report to the Internal Revenue Service on that basis.

      In addition, to the extent of available funds therefor, Winstar is obligated under the certificate of designation governing our Series F preferred stock, to declare a dividend on the Series F preferred stock prior to an optional or mandatory redemption thereof in an amount equal to any accrued dividends on the Series F preferred stock.

      Sale, redemption or other taxable disposition of the Series F preferred stock


      Except in certain circumstances described below, upon a sale or other taxable disposition a holder generally will recognize capital gain or loss for United States federal income tax purposes. The amount of this gain or loss will be measured by the difference between (i) the sum of the amount of cash and the fair market value of any property received upon such sale or other taxable disposition and (ii) the holder's adjusted tax basis in the Series F preferred stock being sold or disposed. Such gain or loss will be long-term capital gain or loss if the Series F preferred stock has been held by the holder for more than one year at the time of sale or other disposition.

      A holder's initial tax basis in the Series F preferred stock generally will be the price the holder paid for the Series F preferred stock.

      A redemption of Series F preferred stock may be treated differently. Gain or loss recognized by a holder on a redemption of the Series F preferred stock would be treated as a sale or exchange if, taking into account stock that is actually or constructively owned under the constructive ownership rules of
Section 318 of the Code by such holder:

            o the holder's interest in our stock is completely terminated as a result of the redemption,

            o the holder's percentage ownership of our voting stock immediately after the redemption is less than 80% of such holder's percentage ownership immediately before the redemption, or

            o the redemption is not essentially equivalent to a dividend as defined in Section 302(b)(1) of the Internal Revenue Code.

      Under Section 318 of the Internal Revenue Code, a person generally will be treated as the owner of our stock owned by certain related parties or certain entities in which the person owns an interest and stock that a holder could acquire through exercise of an option. For this purpose, an option would include the conversion right under the Series F preferred stock. Whether a redemption is not essentially equivalent to a dividend depends on each holder's facts and circumstances, but in any event requires a "meaningful reduction" in such holder's equity interest in Winstar. A holder of the Series F preferred stock who sells some or all of the stock owned by it may be able to take such sales into account to satisfy one of the foregoing conditions. Conversely, a holder who purchases additional shares of our stock may be required to take such shares into account in determining whether any of the foregoing conditions are satisfied.

      If none of the above conditions is satisfied for a redemption to qualify for sale or exchange treatment, the entire amount of the cash or property received on a redemption will be treated as a distribution without offset by the holder's tax basis in the redeemed shares, which will be treated in the same manner as distributions described above under "Distributions in general." In such case, the holder's basis in the redeemed the Series F preferred stock would be transferred to the holder's remaining shares of our stock, if any.

      If the holder does not retain any shares of our stock, but dividend treatment arises because of the constructive ownership rules, the holder's basis in the redeemed Series F preferred stock will be entirely lost to the holder.

      Information reporting and backup withholding

      Information reporting and backup withholding may apply with respect to our payments of dividends on the Series F preferred stock and to certain payments of proceeds on the sale or redemption of the Series F preferred stock. These payments will be subject to backup withholding at a rate of 31% unless the beneficial owner of the Series F preferred stock furnishes the payor or its agent with a taxpayer identification number, certified under penalties of perjury, and certain other information, or otherwise establishes, in the manner prescribed by law, an exemption from backup withholding.

      In addition, if the Series F preferred stock is sold to or through a broker, the broker may be required to withhold 31 percent of the entire sales price, unless either (i) the broker determines that the seller is a corporation or other exempt recipient or (ii) the seller provides, in the required manner, certain identifying information. Such a sale must also be reported by the broker to the Internal Revenue Services, unless the broker determines that the seller is an exempt recipient. Under applicable Treasury regulations, brokers include all persons who, in the ordinary course of their business, stand ready to effect sales made by others.

      Any amount withheld under the backup withholding rules from a payment to a holder is allowable as a credit against the holder's United States federal income tax, which may entitle the holder to a refund, provided that the holder furnishes the required information to the Internal Revenue Services. In addition, certain penalties may be imposed by the Internal Revenue Services on a holder who is required to supply information but does not do so in the proper manner.

Tax Considerations for Foreign holders

      A foreign holder is any holder of our Series F preferred stock that is not a U.S. holder.

      Dividends

      Dividends paid to a foreign holder of our Series F preferred stock or common stock will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be provided by an income tax treaty between the United States and the country of which the foreign holder is a tax resident. In order to claim the benefit of an applicable tax treaty rate, a foreign holder may have to file with us or our dividend paying agent an exemption or reduced treaty rate certificate or letter in accordance with the terms of such treaty.

      No withholding tax will apply if a foreign holder receives dividends which
(i) are effectively connected with the conduct of a trade or business of the foreign holder within the United States and the foreign holder provides Winstar with proper documentation or (ii) if a tax treaty applies, the dividends are attributable to a U.S. permanent establishment maintained by the foreign holder.

      Dividends that are effectively connected with the conduct of a trade or business within the United States or, if a tax treaty applies, are attributable to such a United States permanent establishment, are subject to United States federal income tax, after allowance for applicable deductions, at applicable graduated individual or corporate rates. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty under the branch profits tax which treats a U.S. branch business as if it had been a U.S. subsidiary that paid a dividend.

      Under current Treasury regulations, dividends paid to an address outside the United States are presumed to be paid to a resident of such country for purposes of the withholding discussed above, unless the payor has knowledge to the contrary. Further, under the current interpretation of applicable Treasury regulations, for purposes of determining the applicability of a tax treaty, this same address rule applies. However, under final Treasury regulations issued October 6, 1997, in the case of dividends paid after December 31, 2000, a foreign holder generally would be subject to United States withholding tax at a 31% rate under the backup withholding rules described below, rather than at a 30% rate or a reduced rate under an income tax treaty, unless certain procedures are complied with, directly or through an intermediary. Certain certification and disclosure requirements must be complied with in order to be exempt from withholding under the effectively connected income exemption.

      A foreign holder of our Series F preferred stock or common stock eligible for a reduced rate of United States withholding tax on dividends under any income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Services, provided that the required information is furnished to the Internal Revenue Service.

      See above "Tax Consequences for U.S. holders" for when distributions will be treated as dividends.

      Gain on disposition of Series F preferred stock

      A foreign holder generally will not be subject to United States federal income tax with respect to gain recognized on a sale or other taxable disposition of Series F preferred stock unless:

      o the gain is effectively connected with a trade or business conducted by the foreign holder within the United States or, if a tax treaty applies, the gain is attributable to a United States permanent establishment maintained by the foreign holder;

      o in the case of a foreign holder who is an individual and holds the Series F preferred stock as a capital asset, such holder is present in the United States for

            183 or more days in the taxable year of the sale or other disposition and certain other conditions are met;


      o the foreign holder is subject to tax under certain provisions of the Internal Revenue Code applicable to United States expatriates and former residents; or

      o we are or have been a U.S. real property holding corporation for United States Federal income tax purposes at any time within the shorter of the five-year period preceding such disposition or the period such foreign holder held the Series F preferred stock.

      A U.S. real property holding corporation in general is a corporation in which the fair market value of its real property interests is 50% or more of the fair market value of all of its business assets. We believe that we are not currently, and do not anticipate becoming, a U.S. real property holding corporation for United States federal income tax purposes.

      If we currently are, or were to become, a U.S. real property holding corporation, gains realized upon a disposition of Series F preferred stock by a foreign holder who did not directly or indirectly own more than 5% of the Series F preferred stock during the shorter of the periods described in the last bullet point above generally would not be subject to United States federal income tax so long as the Series F preferred stock is traded on an established securities market within the meaning of the applicable Treasury regulation. It is not clear whether the Series F preferred stock will be deemed to be trading on an established securities market for purposes of the aforementioned rule.

      If an individual foreign holder falls under the first bullet point above, such individual generally will be taxed on the net gain derived from a sale under regular graduated United States federal income tax rates. If an individual foreign holder falls under the second bullet point above, such individual generally will be subject to a flat 30% tax on the gain derived from a sale, which may be offset by certain United States capital losses. The foregoing will apply even if the individual is not considered a resident of the United States. Thus, individual foreign holders who have spent (or expect to spend) 183 days or more in the United States in the taxable year in which they contemplate a sale of Series F preferred stock are urged to consult their tax advisors as to the tax consequences of such sale.

      If a foreign holder that is a foreign corporation falls under the first bullet point above, it generally will be taxed on its net gain under regular graduated United States federal income tax rates and, in addition, will be subject to the branch profits tax equal to 30% of its "effectively connected earnings and profits" within the meaning of the Internal Revenue Code for the taxable year, as adjusted for certain items, unless it qualifies for a lower rate under an applicable income tax treaty.

      No United States federal income tax will be imposed on a foreign holder upon receipt of conversion shares if no cash is received.

      Federal estate tax


      Series F preferred stock owned or treated as owned by an individual who is neither a United States citizen nor a United States resident (as defined for United States federal estate tax purposes) at the time of death will be included the individual's gross estate for the United States Federal estate tax purposes and, therefore, may be subject to United States federal estate tax. An applicable estate tax treaty between the United States and the country of which the individual is a tax resident may provide for an exemption from United States federal estate tax.

      Information reporting and backup withholding tax

      Under applicable Treasury regulations, we must report annually to the Internal Revenue Service and to each foreign holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected with a trade or business in the United States of the foreign holder or withholding was reduced or eliminated by an applicable income tax treaty. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the foreign holder is a resident under the provisions of an applicable income tax treaty or agreement.

      There will be no additional United States backup withholding tax at the 31% rate on dividends paid to foreign holders that are subject to the 30% withholding on dividends discussed above under "Dividends," or that are not so subject because a tax treaty applies that reduces or eliminates such 30% withholding.

      With respect to foreign holders not governed by the above rules, United States backup withholding at the rate of 31% will apply to dividends paid if the foreign holder fails to furnish certain information about their foreign status under the United States information reporting requirements.

      However, under final Treasury regulations issued October 6, 1997, in the case of dividends paid after December 31, 2000, a foreign holder generally would be subject to backup withholding at 31% rate, unless certain procedures are complied with, directly or through an intermediary.

      Backup withholding and information reporting generally will apply to dividends paid to addresses inside the United States on shares of Series F preferred stock to beneficial owners that are not exempt recipients and that fail to provide in the manner required certain identifying information.

      Payment by a United States office of a broker of the proceeds of a sale of Series F preferred stock, or the proceeds of a redemption of Series F preferred stock that are not treated as a dividend, is subject to both backup withholding and information reporting unless the beneficial owner certifies under penalties of perjury that it is a foreign holder, or otherwise establishes an exemption.

      Backup withholding and information reporting generally will not apply to payment of the proceeds of a sale effected at a foreign office of a broker. If, however, such broker is, for United States federal income tax purposes, a U.S. person, a controlled foreign corporation or a foreign person 50% or more of whose gross income for certain periods is derived from activities that are effectively connected with the conduct of a trade or business in the United States, such payments will not be subject to backup withholding but will be subject to information reporting unless (i) such broker has documentary evidence in its records that the beneficial owner is a foreign holder and certain other certification conditions are met, or (ii) the beneficial owner otherwise establishes an exemption, provided such broker does not have actual knowledge that the payee is a United States person.

      Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a credit against such holder's United States federal income tax liability, which may entitle such holder to a refund, provided the required information is furnished to the Internal Revenue Service.

Notes about the foregoing tax discussion

      This United States federal income tax discussion is based on currently existing provisions of the Internal Revenue Code of 1986, applicable Treasury regulations, current administrative interpretations and court decisions, all of which are subject to change. Any change, which may or may not be retroactive, could alter the tax consequences to holders of Series F preferred stock as described above.

      Holders of Series F preferred stock should be aware that this discussion does not deal with all aspects of federal income taxation that may be important to a holder of Series F preferred stock in light of that holder's particular circumstances, such as a holder who:

            o     is a financial institution or insurance company,

            o     is a tax-exempt organization,

            o     is a dealer or broker in securities,

            o holds our Series F preferred stock as part of a hedge, appreciated financial positions, straddle or conversion transaction, or

            o does not hold their Series F preferred stock and conversion shares as capital assets.

      Prospective holders should consult their own tax advisors as to any federal, state, local, foreign or other specific tax consequences to them of purchasing, owning and disposing of Series F preferred stock.

                   DESCRIPTION OF THE SERIES F PREFERRED STOCK

      The following is a summary of certain provisions of the Series F preferred stock and the certificate of designations governing the Series F preferred stock. A copy of the certificate of designations and the form of Series F preferred stock share certificate is available upon request to Winstar at the address set forth under "Where You Can Find More Information."

      The following is only a summary of certain provisions of the certificate of designations and does not purport to be complete. For a more complete description of the rights or holders of the Series F preferred stock, you should refer to the certificate of designations. The definitions of certain capitalized terms used in the following summary that are not defined in this summary are defined in the certificate of designations.

General

      There are 300,000 shares of our Series F preferred stock outstanding. The holders of the Series F preferred stock have no preemptive or preferential right to purchase or subscribe for additional shares of our Series F preferred stock or any of our other securities. The Series F preferred stock is eligible for trading in The Portal Market.

Ranking

      With respect to dividend rights and rights to receive the proceeds of any liquidation of Winstar Communications, Inc. the Series F preferred stock ranks as follows:

            o senior to our common stock and our Series A and Series E preferred stock;

            o senior to each class of capital stock which we may create that does not expressly rank senior to, or with the same priority as, our Series F preferred stock;

            o with the same priority as our Series C and Series D preferred stock;

            o with the same priority as each class of capital stock which we may create that expressly provides that it ranks with the same priority as our Series F preferred stock; and

            o junior to each class of capital stock which we may create that expressly provides that it ranks senior to our Series F preferred stock.

      While any shares of Series F preferred stock are outstanding, we may not create or increase the amount of any class or series of capital stock that ranks senior to the Series F preferred stock without the consent of the holders of at least 66-2/3% of the Series F preferred stock. However, we may or increase the amount of any class of stock that ranks with the same priority as, or junior to, the Series F preferred stock.

Dividends

            Holders of shares of Series F preferred stock are entitled to receive, if and when declared by our board of directors out of funds legally available for payment, cumulative dividends at the rate of 7-1/4% per annum based on the liquidation preference of the shares, which is currently $1,000 per share. This is equivalent to an annual dividend of $72.50 per share.

            Dividends on the Series F preferred stock are payable quarterly on March 15, June 15, September 15 and December 15 of each year, commencing December 15, 1999. These dividends accrue from the most recent date on which dividends were paid or, if no dividends have been paid, from the date of the original issuance of the Series F preferred stock.

            Dividends are payable to holders of record as they appear on our stock records at the close of business on the applicable record date. The record date is the business day next preceding such quarterly dividend payment date. Dividends are cumulative from such date. Accumulations of dividends on shares of our Series F preferred stock do not bear interest. Dividends payable on our Series F preferred stock for any period greater or less than a full quarterly dividend period are computed on the basis of a 360-day year consisting of twelve 30-day months.

            Any dividend on our Series F preferred stock is payable in one of the following ways, which may be selected by us in our sole discretion:

            o     in cash; or

            o     through the issuance of shares of our common stock.

To determine the number of shares of our common stock to be issued as a dividend to a holder of Series F preferred stock, the dollar amount of the dividend payable to that holder should be divided by the "discounted current market value" of our common stock. The resulting number of shares of common stock is then rounded up or down to the nearest whole share. The "discounted current market value" of a share of our common stock on a given dividend payment date is 97% of the closing bid price for our common stock on the fourth trading day preceding that dividend payment date.

      The indentures governing our outstanding bonds and the agreement governing our credit facility with Lucent each prohibit us from paying cash dividends. Therefore, we will not pay any cash dividends on the Series F preferred stock until all amounts under those agreements have been repaid. Our outstanding bond indentures include:

            o the indenture dated October 23, 1995, governing our 14% senior discount notes due 2005;

            o the indenture dated as of March 1, 1997, governing our 14 1/2% senior deferred interest notes due 2005;

            o the indenture dated as of March 1, 1997, governing the 12 1/2% senior secured notes due 2004 of our subsidiary, Winstar Equipment Corp.;

            o the indenture dated as of August 1, 1997, governing the 12 1/2% senior secured notes due 2004 of our subsidiary, Winstar Equipment II Corp.;

            o the indenture dated as of October 1, 1997, governing our 15% senior subordinated deferred interest notes due 2007;

            o the indenture dated as of March 15, 1998, governing the 10% senior subordinated notes due 2008; and

            o the indenture dated as of March 15, 1998, governing our 11% senior subordinated deferred interest notes due 2008.

      Certain shares of our Series F preferred stock may be deemed securities that are not freely saleable. Shares that are not freely saleable are commonly called "restricted securities." With respect to shares of Series F preferred stock that are restricted securities on a record date for the payment of dividends, all common stock issued as dividend shares on the related dividend payment date will also be restricted securities. The certificates evidencing these dividend shares will bear a legend to such effect and will not be transferable by the recipient except in accordance with an effective registration statement or under an exemption from the registration requirements of the Securities Act.

      All dividend shares that are deemed restricted securities will be issued in physical certificated form. These shares will not eligible for receipt in global form through the facilities of the depositary for our Series F preferred stock. Certificates for these dividend shares are mailed or made available to rightful beneficial holders at the office of the transfer agent for the Series F preferred stock on or as soon as possible after the relevant dividend payment date. As a result of the requirement for physical delivery of these dividend shares, holders who have not made arrangements with the depositary, the transfer agent and us prior to a dividend payment date for the delivery of such physical certificates on such dividend payment date may not receive such physical delivery until several days after such dividend payment date.

      With respect to shares of Series F preferred stock that are not restricted securities on a record date for the payment of dividends, all common stock issued as dividend shares on the related dividend payment date will be transferable by the recipient without restriction under the Securities Act, other than by affiliates. These shares also will be eligible for receipt in global form through the facilities of the Depository Trust Company.

      If, on any record date occurring prior to June 17, 2001, a shelf registration statement has not been declared effective or is not usable for the resale of common shares issued as dividends:

            o payment of such dividends will be deferred to a subsequent date determined by us; and

            o will be made at an increased dividend rate which will accrue from the regular dividend payment date until the actual subsequent payment date.


Optional Redemption


      The Series F preferred stock is not redeemable at our option prior to June 24, 2002. Thereafter, each share of the Series F preferred stock will be redeemable, at our option at the following redemption prices, payable in cash, plus accumulated and unpaid dividends, if any, including a prorated dividend for any partial dividend period.

      If redeemed during the 12-month period commencing on June 15, or, if such date is a Saturday, Sunday or business holiday, then on the next business day immediately thereafter, of the years set forth below, the redemption prices shall be:


Period                                                        Redemption Price
------                                                        ----------------

2002 ...................................................         $1,018.13
2003 ...................................................          1,012.08
2004 ...................................................          1,006.04
2005 and thereafter ....................................          1,000.00


      In the case of any partial optional redemption, selection of the Series F preferred stock for redemption will be made on a pro rata basis, by lot or such other method as we deem appropriate.

      In the case of a redemption date falling after a dividend record date and prior to the related payment date, the holders of the Series F preferred stock at the close of business on such record date will be entitled to receive the dividend . Except as provided for in the preceding sentence, no payment or allowance will be made for accrued dividends on any shares of Series F preferred stock called for redemption.

      Our ability to redeem the Series F preferred stock at our option is limited by the terms of our outstanding indebtedness. We may not be able to redeem the Series F preferred stock at our option unless we simultaneously redeem or repay such indebtedness.

Liquidation Preference


      Upon any liquidation of Winstar, each holder of Series F preferred stock is entitled to be paid the liquidation preference of $1,000 per share of Series F preferred stock held by such holder. In addition, such holder would receive accumulated and unpaid dividends on the Series F preferred stock to the date fixed for liquidation. These payments would be made before any distribution is made on any of our capital stock that is junior in right to the Series F preferred stock, including our common stock.

      Upon any liquidation of Winstar, the amounts payable with respect to the Series F preferred stock and all other capital stock that ranks with the same priority as our Series F preferred stock may not be paid in full. In that case, the holders of the Series F preferred stock and the other capital stock ranking with the same priority will share in any distribution of assets in proportion to the full liquidation preference and accumulated and unpaid dividends to which they are entitled. Neither the sale of all or substantially all of our assets nor our consolidation or merger with one or more entities shall be a liquidation of Winstar for this purpose.

      The certificate of designations governing our Series F preferred stock does not contain any provision requiring funds to be set aside to protect the liquidation preference of the Series F preferred stock even though it is substantially in excess of the par value thereof.


Voting Rights


      The holders of Series F preferred stock are not entitled to vote on any matter permitted to be voted upon by our stockholders, except to the limited extent required under Delaware law or as provided in the certificate of designations governing the Series F preferred stock.

      If dividends on the Series F preferred stock are in arrears and unpaid for six or more dividend periods, whether or not consecutive, then the holders of the Series F preferred stock, voting together as a class with the holders of any other series of preferred stock similarly situated, will be entitled to elect up to two members of our board of directors. In this case, the number of members of our board of directors will be automatically increased by such number. These special voting rights will continue until all dividends in arrears on the Series F preferred stock are paid in full. Once such dividends are paid in full, which time the directors elected under this provision shall be automatically removed from office.


Conversion Rights


      Shares of Series F preferred stock are convertible, at the option of the holders, into shares of our common stock at the conversion price of $61.96 per share, subject to adjustment as provided in the certificate of designations. Conversion of shares of Series F preferred stock would be effected using the conversion procedures set out in the certificate of designations. The right to convert shares of Series F preferred stock called for redemption terminates at the close of business on the relevant redemption date.

      We have the option to convert all of the shares of Series F preferred stock into common stock at the conversion price if, on or after June 24, 2002, the closing price of our common stock has equaled or exceeded 130% of the conversion price for at least 20 out of 30 consecutive days on which the Nasdaq National Market is open for the transaction of business.

      The date on which our Series F preferred stock may be converted and the conversion price also may be adjusted in the event of certain changes of control of Winstar, as provided in the certificate of designations.


Consolidation, Merger and Sale of Assets

      The certificate of designations provides that, without the consent of the holders of any of the outstanding Series F preferred stock, we may consolidate or merge with any other entity or convey our assets to any third party; provided, however that (a) the successor, transferee or lessee is organized under the laws of a United States jurisdiction; (b) the shares of Series F preferred stock shall become shares of such successor, transferee or lessee, having in respect of such successor, transferee or lessee the same powers, preferences and relative participating, optional or other special rights and the qualification, limitations or restrictions thereon, the Series F preferred stock had immediately prior to such transaction; and (c) certain other conditions are met.

      Under any consolidation or merger by Winstar or any conveyance of our properties and assets, the successor resulting from such transaction will succeed to, and be substituted for, and may exercise every right and power of, Winstar under the shares of Series F preferred stock. Thereafter, except in the case of a lease, the predecessor will be released from its obligations and covenants with respect to the Series F preferred stock.


Transfer Agent, Registrar and Dividend Disbursing Agent

      The transfer agent, registrar, dividend disbursing agent and redemption agent for the shares of Series F preferred stock will be Continental Stock Transfer & Trust Company.


              DESCRIPTION OF CERTAIN INDEBTEDNESS AND CAPITAL STOCK


Indebtedness

      1995 Debt Placement


      In October 1995, we issued an aggregate of $225.0 million of notes consisting of (a) $150.0 million of 14% senior discount notes due 2005 and (b) $75.0 million of 14% convertible senior subordinated discount notes due 2005. On June 2, 1999, all of the convertible notes automatically converted into approximately 5,928,000 shares of our common stock in accordance with their terms.

      The senior notes are unsecured, senior indebtedness, rank with equal priority in right of payment with all of our existing and future senior indebtedness and are senior in right of payment to all existing and future subordinated indebtedness. The senior notes will not accrue interest prior to October 15, 2000, nor pay cash interest prior to April 15, 2001. However, the principal value of the senior notes has accreted since issuance and, at October 15, 2000, the senior notes will have an aggregate principal amount of $294.2 million. From and after October 15, 2000, the senior notes will accrue interest at the rate of 14% per annum, payable semiannually in cash commencing April 15, 2001. The senior notes mature on October 15, 2005.


      1997 Debt Placements


      In March 1997, we and Winstar Equipment Corp., one of our subsidiaries formed to facilitate the purchase of equipment, issued an aggregate of $300.0 million of notes, consisting of (1) $100.0 million of our 14 1/2% senior deferred interest notes due 2005, ranking pari passu with the senior notes issued by us in 1995, and (2) $200.0 million of Winstar Equipment Corp.'s 12 1/2% guaranteed senior secured notes due 2004. In August 1997, Winstar Equipment II Corp., another of our subsidiaries formed to purchase equipment, issued $50.0 million of its 12 1/2% guaranteed senior secured notes due 2004. In October 1997, we issued an aggregate of $100.0 million principal amount of our 15% senior subordinated deferred interest notes due 2007.

      The senior notes issued by us in 1997 are unsecured senior indebtedness, rank in equal priority with all of our existing and future unsecured senior indebtedness, and are senior in right of payment to all our existing and future subordinated indebtedness. Until October 15, 2000, interest on the senior notes issued by us in 1997 will accrue and compound semiannually at a rate of 14 1/2%, but will not be payable in cash. Interest on the accumulated amount of the senior notes issued by us in 1997 as of October 15, 2000 will be payable semiannually in cash on April 15 and October 15 of each year commencing April 15, 2001. The senior notes mature on October 15, 2005 and are redeemable on or after October 15, 2000, at our option, in whole or in part, at specified prices.

      The notes issued by Winstar Equipment Corp. bear interest at a rate of 12 1/2% per annum, payable on March 15 and September 15, commencing September 15, 1997. The notes will mature on March 15, 2004 and are redeemable on or after March 15, 2002, at our option, in whole or in part, at specified prices.

      The notes issued by Winstar Equipment Corp. II bear interest at a rate of 12 1/2% per annum, payable on March 15 and September 15, commencing September 15, 1997. The notes issued by Winstar Equipment Corp. II mature on March 15, 2004 and are redeemable on or after March 15, 2002, at our option, in whole or in part, at specified prices.

      We have unconditionally guaranteed the obligations of Winstar Equipment Corp. and Winstar Equipment Corp. II under their respective notes and such obligations are secured by security interests in the equipment and other property purchased by Winstar Equipment Corp. and Winstar Equipment Corp. II, as the case may be, with the proceeds thereof.

      The senior subordinated notes we issued in 1997 are unsecured senior subordinated obligations, rank in equal priority with the certain notes we issued in 1998, and are junior to all of our existing and future senior indebtedness. The senior subordinated notes bear interest at a rate of 15% per annum, payable on March 1 and September 1, commencing September 1, 2002.

      Until March 1, 2002, interest on the senior subordinated notes will accrue and be compounded semiannually, but will not be payable in cash. Interest on the accumulated amount of the senior subordinated notes as of March 1, 2002 will be payable semiannually commencing September 1, 2002. The senior subordinated notes will mature on March 1, 2007 and are redeemable on or after March 1, 2002, at our option, in whole or in part, at specified prices.


      1998 Debt Placement


      In March 1998, we issued $200.0 million in aggregate principal amount of our 10% senior subordinated notes due 2008 and $250.0 million in aggregate principal amount of our 11% senior subordinated deferred interest notes due 2008. The notes we issued in 1998 are unsecured, senior subordinated obligations, rank in equal priority with the senior subordinated notes we issued in 1997, and are junior in right of payment to all of our existing and future senior indebtedness.

      The 10% notes we issued in 1998 bear interest at a rate of 10% per annum, payable on March 15 and September 15, commencing September 15, 1998. The 10% notes will mature on March 15, 2008 and are redeemable on or after March 15, 2003, at our option, in whole or in part, at specified prices, plus accrued interest, if any, to the date of redemption.

      The 11% notes we issued in 1998 bear interest at a rate of 11% per annum, payable on March 15 and September 15, commencing September 15, 2003. Until March 15, 2003, interest on the notes will accrue and be compounded semiannually, but will not be payable in cash. Interest on the accumulated amount of the 11% notes as of March 15, 2003 will be payable semiannually commencing September 15, 2003. The 11% notes will mature on March 15, 2008 and are redeemable on or after March 15, 2003, at our option, in whole or in part, at specified prices, plus accrued and unpaid interest, if any, to the date of redemption.


      Indentures


      The indentures relating to our notes and our subsidiaries' notes contain certain covenants which, among other things, restrict our ability and that of certain of our subsidiaries to:

            o     incur additional indebtedness;


            o     create liens;

            o     engage in sale-leaseback transactions;

            o pay dividends or make distributions in respect of capital stock; make investments or certain other restricted payments;

            o     sell assets; issue or sell stock of such subsidiaries;

            o     enter into transactions with stockholders or affiliates;

            o acquire assets or businesses not constituting telecommunications assets; or

            o     consolidate, merge or sell assets.

      The covenants contained in these indentures are subject to exceptions and our new media subsidiaries are not subject to many of the covenants contained therein, although our ability to make additional investments in such subsidiaries is limited.

      Lucent Credit Agreement


      In October 1998, we and Winstar Network Expansion, LLC, a limited liability company wholly owned by us and formed to facilitate the financing of equipment purchases, entered into a supply agreement with Lucent. Also in October 1998, Winstar, Winstar Network Expansion, Lucent, as administrative agent and lender, and State Street Bank and Trust Company, as collateral agent, entered into a credit agreement which sets forth the terms and conditions under which Lucent or its assignee lenders will provide us with purchase money financing in an aggregate amount of up to $2.0 billion in connection with the buildout of our domestic and international broadband network. Amounts may be drawn by Winstar Network Expansion as and when needed during the buildout of the network. The credit agreement allows for aggregate borrowings of up to $2.0 billion; provided, however, that Lucent is not required to have outstanding at any one time aggregate loans and commitments in excess of $500.0 million.

      During the nine months ended September 30, 1999, we incurred approximately $522.3 million in indebtedness under our financing agreement with Lucent. As of September 30, 1999, the total amount outstanding under the Lucent financing agreement was approximately $599.8 million. In June 1999, a commercial bank purchased from Lucent, for syndication, $350.0 million of our borrowings under the financing agreement, thereby creating additional availability in such amount. Under the terms of this five year agreement, Lucent will provide up to $2.0 billion to finance the purchase of equipment and related services, not to exceed $500.0 million at any one time held by Lucent.

      Additional amounts under this agreement with Lucent become available on a dollar-for-dollar basis as the loans or unfunded commitments are syndicated by Lucent to other lenders. Winstar Network Expansion may draw against available amounts until they have been fully drawn or the fifth anniversary of the credit agreement, whichever is earlier. The credit agreement provides that borrowings will fall into one of five annual tranches. The tranche under which a loan is drawn will determine when such loan is to be repaid.

      Interest on each loan made under the agreement with Lucent will accrue at a floating rate equal to, at Winstar Network Expansions' election, either a base rate determined in relation to the then current prime rate or at the London Inter-Bank Offered Rate, in each case plus a margin which may vary over the life of the facility. Interest will be payable quarterly in arrears for base rate advances and at the end of each interest period. These interest periods can be one, three or six months in length, at Winstar Network Expansions' election. However, the interest on loans accruing during the first year of the tranche of which such loan is a part may, at Winstar Network Expansions' election, be deferred and the deferred interest shall accrue interest at the same rates as the principal of the loans.


      The principal of any tranche as well as any deferred interest thereon will be repaid in sixteen equal installments, payable on the last day of each calendar quarter, commencing on the last day of the first quarter following the fourth anniversary of the date the applicable tranche first becomes available.


      Loans made under the credit agreement are also subject to mandatory prepayment upon the occurrence of certain events, including (a) receipt by us or certain of our subsidiaries of proceeds of certain asset sales or casualty events which are not reinvested in our business and (b) the generation of excess cash flow as defined in the credit agreement, if any, by us. Winstar Network Expansion will also be entitled to prepay the loans at its option at any time.

      Loans made under the credit agreement will be secured by a purchase money security interest in the equipment comprising the network, to the extent the purchase of such equipment is financed under the credit agreement. Additionally, Winstar Network Expansions' obligations under the credit agreement are guaranteed by us and certain of our subsidiaries.

      The credit agreement contains significant covenants of Winstar Network Expansion, Winstar and certain of our subsidiaries, including, but not limited to:


      o affirmative covenants with respect to compliance with laws, inspection rights, performance of other obligations, delivery of financial statements and other information, interest rate cap arrangements and maintenance of licenses and certain other assets;


      o negative covenants restricting the ability to incur or create liens, debt and capitalized lease obligations, and otherwise restricting, mergers or consolidations, disposal of assets, investments, payments of dividends and distributions, modification of tax-sharing or management or servicing fee agreements, changes in the nature of the business conducted, prepayment or redemption of debt, creation of partnerships and new subsidiaries and transactions with affiliates; and


      o     financial covenants.


Winstar currently is in compliance with these covenants, including such financial covenants as are presently applicable.

      Equipment Lease Financings and Credit Lines


      Our subsidiaries have entered into, and will continue to seek, financing arrangements, including sale/leaseback transactions, with respect to equipment, including telecommunications switches, radios and other related equipment. As of September 30, 1999, we owed an aggregate of $327.4 million under such financing arrangements, all of which are on terms we consider customary in the telecommunications industry. In addition, Winstar New Media and certain of its subsidiaries are parties to a $6.5 million term loan facility which they used to finance a portion of their capital needs. Principal on the term loan is payable in quarterly installments of $1.0 million each through December 31, 2000, with a final payment of $0.5 million due January 31, 2001. Interest accrues and is payable quarterly based on a rate of 1/4% in excess of the prevailing prime lending rate, with LIBOR elections.


      Accounts Receivable Financing


      In June 1999, we completed a $35.0 million accounts receivable securitization financing arrangement. Under this financing, we may borrow up to the lesser of the maximum amount of the facility, which has been initially set at $25.0 million, increasing to $35.0 million when certain conditions are met, and the amount determined under a borrowing base formula. Borrowings under this facility will bear interest at the London Inter-Bank Offered Rate, plus 1.5%. As of September 30, 1999, we had $7.5 million outstanding under this financing.


Common Stock


      Our authorized capital stock includes 200,000,000 shares of common stock, $.01 par value. The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Although we are restricted from paying cash dividends under the terms of the agreements governing our indebtedness and, even if we were not so restricted, we do not currently intend to pay any dividends, holders of common stock are entitled to receive ratably such dividends as may be declared by our board of directors out of funds legally available therefor. In the event of a liquidation or dissolution, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preference of preferred stock.


      Holders of common stock have no preemptive rights and have no rights to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All of the outstanding shares of common stock are fully paid and nonassessable.

      Our certificate of incorporation:

      o provides for a board of directors divided into three classes, each of which generally serves for a term of three years, with only one class of directors being elected in each year;

      o provides that directors may be removed with or without cause and only by an affirmative vote of holders of at least a majority of our capital stock entitled to vote thereon; and


      o requires an affirmative vote of holders of at least two-thirds of our capital stock entitled to vote to alter, amend or repeal the provisions relating to the classification of, and the removal of members from, the board of directors.

      Nominations for our board of directors may be made by our board or by any stockholder entitled to vote for the election of directors. A stockholder entitled to vote for the election of directors may nominate a person or persons for election as director only if written notice of such stockholder's intent to make such nomination is given to our Secretary not later than sixty days in advance of the meeting. Our certificate of incorporation and by-laws do not provide for cumulative voting rights. This means that holders of a majority of our capital stock who vote in the election of directors can elect all of the directors and, in such event, the holders of the remaining shares will not be able to elect any of our directors. A special meeting of our stockholders may be called at the request of the holders of at least 10% of our outstanding capital stock entitled to vote generally in all matters.


Preferred Stock


      Our certificate of incorporation and Delaware General Corporation Law give our board of directors the authority, without further stockholder action, to issue a maximum of 15,000,000 shares of preferred stock. Our board of directors has the authority to fix the following terms with respect to shares of any series of preferred stock:


      o     the designation of the series;

      o     the number of shares to comprise the series;

      o the dividend rate or rates payable with respect to the shares of the series;

      o the redemption price or prices, if any, and the terms and conditions of any redemption;

      o     the voting rights;

      o any sinking fund provisions for the redemption or purchase of the shares of the series;

      o the terms and conditions upon which the shares are convertible or exchangeable, if they are convertible or exchangeable; and

      o any other relative rights, preferences and limitations pertaining to the series.

      Series A Preferred Stock

      In February 1997, we and one of our wholly owned subsidiaries sold in a private placement an aggregate of 4,000,000 shares of Series A 6% preferred stock and warrants to purchase 1,600,000 shares of our common stock for an aggregate purchase price of $100.0 million.

      Each share of Series A preferred stock has a stated value of $25 and entitles the holder thereof to receive dividends from us at a rate per annum equal to 6% of this value. Dividends accrue and are cumulative from the date of issuance and are payable in arrears quarterly as of March 31, June 30, September 30 and December 31 of each year. We may, at our election, pay such dividends in cash or through the issuance of additional shares of Series A preferred stock.


      The shares of Series A preferred stock are convertible into that number of shares of our common stock derived by dividing the aggregate Stated Value of the Series A preferred stock being converted by $25, subject to adjustment. On February 11, 2002, any Series A preferred stock still outstanding will be automatically converted into shares of our common stock, unless we elect to pay cash therefor in an amount equal to the stated value plus all accrued and unpaid dividends thereon.

      The warrants entitle the holders thereof to purchase an aggregate of 1,600,000 shares of our common stock for $25 per share, subject to adjustment, at any time until February 11, 2002. We may accelerate the expiration date at any time after February 11, 2000 if our common stock trades at $40 or more for a period of 20 consecutive days.


      As of September 30, 1999, after giving effect to conversions of Series A preferred stock into our common stock and the issuance of shares of Series A preferred stock as dividends, there were approximately 4,275,000 shares of Series A preferred stock outstanding.

      Rights to Purchase Series B Preferred Stock


      The following is a summary of the rights agreement dated as of July 2, 1997, between us and Continental Stock Transfer & Trust Company, as rights agent, which was adopted by our board of directors on July 2, 1997. This summary of the rights agreement does not purport to be complete and is not a substitute for the complete discussion contained in the rights agreement.

      Under the rights agreement, holders of our common stock received, as a dividend, preferred stock purchase rights at the rate of one right for each share of our common stock held as of the close of business on July 14, 1997. One right will also attach to each share of our common stock issued thereafter. Currently, the rights are not separate from our common stock and are not exercisable, and the rights will only separate from our common stock and become exercisable if a person or group acquires 10% or more of our outstanding common stock or launches a tender or exchange offer that would result in ownership of 10% or more of our outstanding common stock.

      Each right that is not owned by an acquiring person entitles the holder of the right to buy one one-thousandth of one share of Series B preferred stock which we will issue. If any person becomes an acquiring person, or if an acquiring person engages in certain transactions involving conflicts of interest or in a business combination in which our common stock remains outstanding, then the rights agreement provides that each right, other than any right held by the acquiring person, entitles the holder to purchase, for $225, units of Series B preferred stock with a market value of $450. However, if we are involved in a business combination in which we are not the survivor, or if we sell 50% or more of our assets or earning power to another person, then the rights agreement provides that each right entitles the holder to purchase, for $225, shares of the common stock of the acquiring person's ultimate parent having a market value of $450.

      At any time until ten days following the date on which a person acquires 10% or more of our common stock, we may redeem all, but not less than all, of the rights for $0.0001 per right. The rights expire in July 2002. The Series B preferred stock will have dividend and liquidation preferences over our common stock, but junior to any other series of our preferred stock.


      Series C Preferred Stock


      On December 17, 1997, we and one of our wholly owned subsidiaries sold in a private placement an aggregate of 175,000 shares of our Series C 14-1/4% senior cumulative preferred stock due 2007 for an aggregate purchase price of $175.0 million.

      Dividends on the Series C preferred stock accrue from December 22, 1997 at the rate per share of 14 1/4% of the accumulated amount per annum, compounded semiannually on each June 15 and December 15, but will not be payable in cash, except as set forth in the next sentence. Commencing on the first June 15 or December 15 which is at least six months after the later of December 15, 2002, and the specified debt satisfaction date specified in the certificate of designations governing the Series C preferred stock, dividends on the Series C preferred stock will be payable in cash at a rate per annum equal to 14-1/4% of the accumulated amount as of the dividend payment date preceding such date. In the event that the debt satisfaction date has not occurred before December 15, 2002, the rate otherwise applicable to the Series C preferred stock will be increased by 150 basis points from December 15, 2002, until the dividend payment date falling on or after the debt satisfaction date.


      The Series C preferred stock ranks:


      o senior to all existing and future capital stock that is junior in right to our Series C preferred stock, including our Series A preferred stock;

      o with equal priority with our Series D preferred stock and Series F preferred stock and all future capital stock that is specifically designated by our board of directors as having equal priority with our Series C preferred stock;

      o junior to all future capital stock specifically designated by our board of directors as being senior to our Series C preferred stock; and

      o junior in right of payment to all of our indebtedness and that of our subsidiaries.

      The Series C preferred stock will not be redeemable prior to December 15, 2002. On or after December 15, 2002, the Series C preferred stock will be redeemable at our option, in whole or in part, at specified redemption prices plus accumulated and unpaid dividends, if any, to the date of redemption. On December 15, 2007, we will be required to redeem the Series C preferred stock at a price equal to the accumulated amount thereof plus accumulated and unpaid dividends, if any, out of funds legally available therefor.

      On any scheduled Dividend Payment Date following the debt satisfaction date, we may, at our option, exchange all but not less than all of the shares of Series C preferred stock then outstanding for 14-1/4% senior subordinated deferred interest notes due 2007 in an aggregate accumulated amount equal to the aggregate accumulated amount of the shares of Series C preferred stock outstanding at the time of such exchange, plus accumulated and unpaid dividends to the date of exchange. Until the date cash payment is made thereon, interest on these exchange debentures will accrue at a rate of 14-1/4% of the accumulated amount per annum and will be compounded semiannually on each June 15 and December 15, but will not be payable in cash except as set forth in the next sentence. Commencing on the first interest payment date following the later of the exchange date defined in the indenture governing the exchange debentures or the date cash payment is made thereon, interest will be payable in cash at a rate per annum equal to 14 1/4% of the accumulated amount as of the exchange date.

      The exchange debentures, if issued, will be unsecured, senior subordinated obligations, subordinated in right of payment to all of our senior indebtedness and to all indebtedness and other liabilities, including trade payables, of our subsidiaries, and will rank with equal priority with the senior subordinated notes we issued in 1997. The exchange debentures, if issued, will not be redeemable prior to December 15, 2002. On or after December 15, 2002, the exchange debentures are redeemable at our option, in whole or in part, at certain redemption prices plus accrued and unpaid interest, if any, to the date of redemption.


      Series D Preferred Stock


      On March 17, 1998, we and one of our subsidiaries sold an aggregate of $200.0 million of our Series D 7% senior cumulative convertible preferred stock due 2010 in a private placement.


      Dividends at the rate of 7% per annum on the Series D preferred stock are cumulative from the date of issuance and are payable quarterly in arrears on each March 15, June 15, September 15 and December 15, commencing September 15, 1998, out of funds legally available therefor. Dividends shall be, at our option, payable


      o     in cash, or


      o through the issuance of shares of our common stock. The Series D preferred stock is convertible at any time after the issue date, at the option of the holders thereof, into shares of our common stock at a rate of 1.0079 shares of our common stock for each share of Series D preferred stock, equivalent to a conversion price of $49.61 for each share of our common stock.

      The Series D preferred stock ranks


      o senior to all existing and future capital stock that is junior to our Series D preferred stock, including our Series A preferred stock;

      o equal in priority with our Series C preferred stock and Series F preferred stock and all future capital stock that is specifically designated by our board of directors as having equal priority with our Series D preferred stock;

      o junior to all future capital stock specifically designated by our board of directors as being senior to our Series D preferred stock; and


      o junior in right of payment to all of our indebtedness and that of our subsidiaries.


      The Series D preferred stock is not redeemable prior to March 20, 2001. On or after such date, the Series D preferred stock will be redeemable at our option, in whole or in part, at any time or from time to time, at specified redemption prices plus accrued and unpaid dividends, if any. The Series D preferred stock is subject to mandatory redemption on March 15, 2010, at a redemption price of $50.00 per share plus accrued and unpaid dividends, if any. Upon the occurrence of a change in control, as defined in the certificate of designations governing the Series D preferred stock, we will be obligated to adjust the conversion price as provided in the certificate of designations governing to the Series D preferred stock.


      Series E Preferred Stock


      In connection with an acquisition we consummated in August 1998, we issued an aggregate of 75,100 shares of our Series E preferred stock. The Series E preferred stock is non-voting, non-redeemable and does not earn dividends. Each share of Series E preferred stock has a liquidation preference of $59.93 per share, but is junior in right to receive distributions in liquidation to all other currently existing preferred stock and any other class of preferred stock authorized in the future unless such new class is expressly made junior or equal to the Series E preferred stock. The holders of the Series E preferred stock may convert all, but not less than all, of their stock into shares of our common stock on a one-for-one basis any time on or after August 28, 1999. Under certain conditions, Winstar may require these holders to convert.


Registrar and Transfer Agent


      The registrar and transfer agent for the Series A preferred stock, Series C preferred stock, Series D preferred stock, Series F preferred stock and common stock is Continental Stock Transfer & Trust Company, 2 Broadway, New York, New York 10004.

                  SELLING STOCKHOLDERS AND PLAN OF DISTRIBUTION

      This prospectus relates to the resale by the selling stockholders of the shares listed below. All of the shares being registered under the registration statement of which this prospectus forms a part are being so registered under the registration rights granted by us to the selling stockholders. None of the selling stockholders has had a material relationship with us or any of our predecessors or affiliates within the past three years, except as described in the footnotes below or otherwise in this prospectus.

Holders of Series F Preferred Stock

      The table in this section "Holders of Series F Preferred Stock" sets forth the record holders of our Series F preferred stock. Generally, these record holders hold these shares for themselves and/or other beneficial holders. Accordingly, this prospectus also relates to and covers all beneficial holders of our Series F preferred stock, including, but not limited to:

o     ARBCO Associates, L.P.

o     Alexandria Global Investment Fund 1 Ltd.

o     Argent Classic Convertible Arbitrage Fund (Bermuda) L.P.

o     Argent Convertible Arbitrage Fund Ltd.

o     Argent Classic Convertible Arbitrage Fund LP

o     Aristeia International, Ltd.

o     Aristeia Trading, LLC

o     Bank America Pension Plan

o     Bank of America Securities LLC

o     BNP Arbitrage SNC

o     Deeprock & Co.

o     Duckbill & Co.

o     Federated Insurance Service, on behalf of its Federated Utility Fund II

o     Federated Utility Fund, Inc.

o Fidelity Advisor Series VII: Fidelity Advisors Utilities Growth Fund. The entity is either an investment company or a portfolio of an investment company registered under Section 8 of the Investment Company Act of 1940, as amended, or a private investment account advised by Fidelity Management & Research Company. Fidelity Management & Research Company is a Massachusetts corporation and an investment advisor registered under Section 203 of the Investment Advisers Act of 1940, as amended, and provides investment advisory services to each of the foregoing Fidelity entities identified above, and to other registered investment companies and to certain other funds which are generally offered to a limited group of investors. Fidelity Management & Research Company is a wholly owned subsidiary of FMR Corp. a Massachusetts corporation.

o     Forest Alternative Strategies Fund II LP A-5-I

o     Forest Fulcrum Fund LP

o     Forest Alternative Strategies Fund II LP A-5-M

o     Forest Global Convertible Fund Series A-5

o     General Motors Welfare Benefit Trust (L-T VEBA)

o     General Motors Welfare Benefit Trust

o     HBK Cayman LP

o     HBK Investments L.P.

o     HBK Offshore Fund Ltd.

o     Highbridge International LLC

o     JMG Convertible Investments LP, Triton Capital Investments Ltd.

o     Kellner, DiLeo & Co.

o     Lipper Convertible Series II, L.P.

o     Lipper Convertibles, L.P.

o     LLT Limited

o     McMahon Securities

o     MFS Series Trust I: MFS Convertible Securities Fund

o     MFS Series IV Trust: MFS Total Return Fund

o     MFS Series I Trust: MFS Equity Income Fund

o     MFS/Sun Life Series Trust: Equity Income Series

o     Peoples Benefit Life Insurance Company

o     Peoples Benefit Life Insurance Company (Teamsters Separate Account)

o     PIMCO Convertible Bond Fund

o     Ram Capital LLC

o     Retail Clerks Pension Trust

o     Ritchie Capital Investments Ltd.

o     Salomon Smith Barney Inc.

o     SoundShore Opportunity Holding Fund Ltd.

o     Sun American Service Trust, on behalf of its Federated Utility Portfolio

o     Sylvan IMA (Ltd.) c/o Forest Investment Management LLC

      The selling stockholders shall also be entitled to sell, and the registration statement of which this prospectus forms a part also covers, any and all dividend shares that may be issued instead of cash dividends on such Series F preferred stock during the term of the Series F preferred stock and any and all conversion shares issued upon conversion of the Series F preferred stock.

                                                 Record Ownership               Number of Shares of
                                           of Series F preferred stock        Series F preferred stock
Name of Selling Security holder               as of October 18, 1999                 to be Sold
-------------------------------            ---------------------------        ------------------------
The Bank of New York                                    3,920                           3,920
Bear, Stearns Securities Corp.                         60,575                          60,575
Boston Safe Deposit & Trust Company                     1,925                           1,925
BT Alex Brown                                             150                             150
Central Carolina Bank & Trust Company                      50                              50
Chase Manhattan Bank                                      360                             360
Chase Manhattan Bank (CCS)                              5,944                           5,944
CBC World Markets Corp.                                 5,740                           5,740
Credit Suisse First Boston Corporation                 10,730                          10,730
Deutsche Bank Securities Inc.                          24,000                          24,000
Fiduciary Trust Company International                   1,910                           1,910
Fiduciary Tennessee Bank N.A.
  Memphis                                                  90                              90
First Options of Chicago, Inc.                            750                             750
First Union National Bank                                 295                             295
Goldman, Sachs & Co.                                    7,800                           7,800
Goldman Sachs International                             3,200                           3,200
Investors Fiduciary Trust Company/SSB                     600                             600

                                                 Record Ownership               Number of Shares of
                                           of Series F preferred stock        Series F preferred stock
Name of Selling Security holder               as of October 18, 1999                 to be Sold
-------------------------------            ---------------------------        ------------------------
J.P. Morgan Securities Inc.                             9,500                           9,500
Kellner, DiLeo & Co.                                    3,000                           3,000
Lehman Brothers, Inc.                                  38,500                          38,500
Morgan Stanley & Co. Incorporated                      26,400                          26,400
The Northern Trust Company                                 25                              25
PNC Bank, National Association                          2,000                           2,000
Prudential Securities Incorporated                     28,000                          28,000
Salomon Smith Barney Inc.                              29,965                          29,965
SSB - Trust Custody                                       115                             115
State Street Bank & Trust Company                      19,731                          19,731
Suntrust Bank, Atlanta                                  2,000                           2,000
Union Bank of California, N.A.                             50                              50
Warburg Dillon Read LLC                                11,100                          11,100
Weiss, Peck & Greer, L.L.C.                             1,500                           1,500
Wilmington Trust Company                                   65                              65




Common Stock

The following table sets forth the record holders of Common Stock registered for resale under this prospectus.

                                    Beneficial Ownership     Number of Shares of
                                      of Common Stock            Common Stock
Name of Selling Security holder    as of October 18, 1999         to be Sold
-------------------------------    ----------------------    -------------------

Glenn Anderson                              181(1)                   181(1)
Mark Chestnut                               226(1)                   226(1)
Brian Clarke                             29,573(1)                29,573(1)
Dale Dennis                                  46(1)                    46(1)
Barry Fingerhut                           9,571(2)                 9,571(2)
Gregory Green                               973(1)                   973(1)
Irwin Leiber                              9,571(2)                 9,571(2)
William Lonergan                          2,669(1)                 2,669(1)
Jared Miller                                973(1)                   973(1)
Edward A. Morin, Jr.                     94,129(1)                94,129(1)
Trevor Parkinson                            181(1)                   181(1)
MFG Corp.                                28,421(3)                28,421(3)
Ed Piersma                                   90(1)                    90(1)
Angela Quinn                                253(1)                   253(1)
Raptor Global Fund, L.P.                  8,614(2)                 8,614(2)
Raptor Global Fund Ltd.                  24,884(2)                24,884(2)
Reservoir New Media LLC                 114,849(2)               114,849(2)
Barry Rubenstein                          9,571(2)                 9,571(2)
Orlando Saez                              9,858(1)                 9,858(1)
Seneca Ventures                          11,963(2)                11,963(2)
Ralph Sims                               94,129(1)                94,129(1)
Chad Skidmore                               973(1)                   973(1)

                                    Beneficial Ownership     Number of Shares of
                                      of Common Stock            Common Stock
Name of Selling Security holder    as of October 18, 1999         to be Sold
-------------------------------    ----------------------    -------------------
Walter Sonnenfeldt                          535(1)                    535(1)
Michael Stan                             43,444(1)                 43,444(1)
Tudor Private Equity Fund, L.P.         191,415(2)                191,415(2)
Brian Vargas                             29,573(1)                 29,573(1)
Wheatley Foreign Partners, L.P.           6,700(2)                  6,700(2)
Wheatley Partners, L.P.                  79,437(2)                 79,437(2)
Leonard Whitwer                          57,925(1)                 57,925(1)
Woodland Venture Fund                    11,963(2)                 11,963(2)
Arthur Zards                             29,573(1)                 29,573(1)

-----------------------------

(1)   The shares were issued in connection with certain acquisitions.

(2) The shares to be resalable under this prospectus for this selling stockholder will be those shares issuable to him under certain circumstances in connection with his ownership of equity of Winstar New Media Company, Inc., a subsidiary of our company. The actual number of shares which may be sold by this selling stockholder will be determined at the time such shares are issued, if ever, in accordance with the formula and market price of our common stock at that time. Therefore, the registration statement of which this prospectus is a part also covers on indeterminable number of additional shares of our common stock which may be issued in accordance with such formula.

(3)   The shares were issued as compensation for consulting services.

Plan of Distribution

         The sale or distribution of the securities may be effected directly to purchasers by the selling stockholders or by any donee or pledgee or transferee of any such selling stockholders as principals or through one or more underwriters, brokers, dealers or agents from time to time in one or more transactions, including:

o     block trades,

o     on any exchange or in the over-the-counter market,

o     in transactions otherwise than in the over-the-counter market,

o through the writing of put or call options (whether such options are listed on an options exchange or otherwise) relating to the securities, the short sales of the securities,

o     through the lending of such securities,

o through the distribution of the securities by any selling stockholder to its partners, members or shareholders, or

o     through a combination of any of the above.

      Any of such transactions may be effected at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale or at negotiated or fixed prices, in each case as determined by the selling stockholder or by agreement between the selling stockholder and underwriters, brokers, dealers or agents, or purchasers. If the selling stockholders effect such transactions by selling securities to or through underwriters, brokers, dealers or agents, such underwriters, brokers, dealers or agents may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of securities for whom they may act as agent (which discounts, concessions or commissions as to particular underwriters, brokers, dealers or agents may be in excess of those customary in the types of transactions involved).

      The selling stockholders and any brokers, dealers or agents that participate in the distribution of the securities may be deemed to be underwriters, and any profit on the sale of securities by them and any discounts, concessions or commissions received by any such underwriters, brokers, dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act.

      Under the securities laws of certain states, the securities may be sold in such states only through registered or licensed brokers or dealers. In addition, in certain states the securities may not be sold unless the securities have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

      Selling stockholders may also resell all or a portion of the securities in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of such Rule.


      We will pay all of the costs, expenses and fees incident to the registration, offering and sale of the securities to the public hereunder other than commissions, fees and discounts of underwriters, brokers, dealers and agents. We have agreed to indemnify the selling stockholders and any underwriters against certain liabilities, including liabilities under the Securities Act. We will not receive any of the proceeds from the sale of any of the securities by the selling stockholders.


                                  LEGAL MATTERS

      The legality of the issuance of the dividend shares and conversion shares will be passed upon for us by Graubard Mollen & Miller, New York, New York. Certain partners and employees of Graubard Mollen & Miller own shares of common stock.

                                     EXPERTS


      The consolidated financial statements of Winstar as of December 31, 1997 and 1998 and for the years ended December 31, 1996, 1997 and 1998 incorporated by reference into this prospectus, have been audited by Grant Thornton LLP, independent certified public accountants, to the extent and for the periods indicated in their reports thereon.

                       WHERE YOU CAN FIND MORE INFORMATION

      We have filed a registration statement on Form S-3 under the Securities Act of 1933, as amended, with the SEC. This prospectus is part of that registration statement and does not contain all of the information included in the registration statement. For further information about us and our securities you may refer to the registration statement and its exhibits and schedules as well as the documents described below. You can review and copy these documents at the public reference facilities maintained by the SEC or on the SEC's website as described below.

      We also file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. These documents are also available at the public reference rooms at the SEC's regional offices in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available at the offices of the Nasdaq National Market in Washington, D.C.

      The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. This prospectus incorporates by reference our documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:


      o Annual Report on Form 10-K (as amended) for the year ended December 31, 1998;


      o     Quarterly Report on Form 10-Q for the quarter ended March 31, 1999;

      o     Quarterly Report on Form 10-Q for the quarter ended June 30, 1999;

      o Proxy Statement regarding the Annual Meeting of Stockholders held on July 1, 1999, filed May 7, 1999;

      o     Current Report on Form 8-K, filed June 3, 1999;

      o     Current Report on Form 8-K, filed June 24, 1999;

      o     Current Report on Form 8-K, filed July 16, 1999; and

      o The description of our common stock contained in our registration statement on Form 8-A (as amended) under the Exchange Act (File No. 1-10726).


      We will provide any person to whom a prospectus is delivered a copy of any and all of the documents incorporated in this prospectus by reference upon their written or oral request. If you desire any of these documents, please contact us as at Winstar Communications, Inc., 230 Park Avenue, New York, New York, 10169,
Attention: Investor Relations, 212-584-4000.

                          UNAUDITED PRO FORMA CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS


      The following unaudited pro forma as adjusted condensed consolidated statement of operations for the nine months ended September 30, 1999 gives effect to a private placement we consummated in June 1999 as if it had occurred on January 1, 1999.

      The following unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 1998 gives effect to certain financing transactions consummated in March 1998, as if they occurred on January 1, 1998. The following unaudited pro forma as adjusted condensed consolidated statement of operations for the year ended December 31, 1998 gives effect to the financing transactions we consummated in March 1998 and a private placement we consummated in June 1999, as if they had occurred on January 1, 1998.

      The pro forma financing statements do not purport to represent what our results of operations or financial condition would actually have been had the financing transactions we consummated in March 1998 and the private placement we consummated in June 1999 in fact occurred on the dates referenced above or to project our results of operations for any future period.


      These pro forma financial statements should be read in conjunction with the notes to the unaudited pro forma condensed consolidated financial statements included herein and our consolidated financial statements and condensed consolidated financial statements which are incorporated by reference into this prospectus.

                  WINSTAR COMMUNICATIONS INC. AND SUBSIDIARIES
                   UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                             STATEMENT OF OPERATIONS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                           Adjustments
                                                           for the June
                                                          1999 Private
                                         Historical         Placement        As Adjusted
                                         ----------         ---------        -----------
Operating revenues:
Telecommunications services
Core                                     $ 243,061       $                    $ 243,061
Other                                       21,369                               21,369
                                         ---------                            ---------
Total telecommunications services          264,430                              264,430
Information services                        39,703                               39,703
                                         ---------                            ---------
Total operating revenues                   304,133                              304,133

Operating expenses
Cost of services and products              224,850                              224,850
Selling, general and administrative
expenses                                   314,764                              314,764
Depreciation and amortization              106,252                              106,252
                                         ---------                            ---------
Total operating expenses                   645,866                              645,866
                                         ---------                            ---------
Operating loss                            (341,733)                            (341,733)
Other expense
Interest expense                          (154,011)                            (154,011)
Interest income                             16,759                               16,759
                                         ---------                            ---------
Loss from continuing operations
  before income tax benefit               (478,985)                            (478,985)
Income tax benefit                           3,000                                3,000
                                         ---------                            ---------
Net loss                                  (475,985)                            (475,985)
Less preferred stock dividends             (43,364)           (10,375)(a)       (53,739)
                                         ---------       ------------         ---------
Net loss applicable to common stock      $(519,349)      $    (10,375)        $(529,724)
                                         =========       ============         =========
Net loss applicable to common
  stockholders per share                 $  (10.47)                           $  (10.63)
                                         =========       ============         =========

Weighted average shares
outstanding                                 49,606                230(a)         49,836
                                         =========       ============         =========

                  WINSTAR COMMUNICATIONS, INC. AND SUBSIDIARIES
       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                    Pro Forma
                                                                   Adjustments
                                                                    for the
                                                                   March 1998                     Adjustments for
                                                                   Financing                       the June 1999
                                                     Historical   Transactions      Pro Forma     Private Placement   As Adjusted
                                                     ----------   ------------      ---------     -----------------   -----------
Operating revenues:
Telecommunications services
Core                                                $  141,466    $                 $  141,466     $                  $  141,466
Other                                                   49,643                          49,643                            49,643
                                                    ----------                      ----------                        ----------
Total telecommunications services                      191,109                         191,109                           191,109
Information services                                    53,338                          53,338                            53,338
                                                    ----------                      ----------                        ----------
Total operating revenues                               244,447                         244,447                           244,447
                                                    ----------                      ----------                        ----------
Operating expenses
Cost of services and products                          204,748                         204,748                           204,748
Selling, general and administrative expenses           263,155                         263,155                           263,155
Depreciation and amortization                           74,953                          74,953                            74,953
                                                    ----------                      ----------                        ----------
Total operating expenses                               542,856                         542,856                           542,856
                                                    ----------                      ----------                        ----------
Operating loss                                        (298,409)                       (298,409)                         (298,409)
Other expenses
Interest expense                                      (156,599)      (10,757) (a)     (167,356)                         (167,356)
Interest income                                         29,758                          29,758                            29,758
                                                    ----------    ----------        ----------                        ----------
Loss from continuing operations before income
tax benefit                                           (425,250)      (10,757)         (436,007)                         (436,007)
Income tax benefit                                       5,500                           5,500                             5,500
                                                    ----------    ----------        ----------                        ----------
Net loss from continuing operations                   (419,750)      (10,757)         (430,507)                         (430,507)
Loss from discontinued operations                      (24,974)                        (24,974)                          (24,974)
                                                    ----------    ----------        ----------                        ----------
Net loss                                              (444,724)      (10,757)         (455,481)                         (455,481)
Less preferred stock dividends                         (42,968)       (2,994) (a)      (45,962)      (21,750) (b)        (67,712)
                                                    ----------    ----------        ----------     ---------          ----------
Net loss applicable to common stock                 $ (487,692)      (13,751)       $ (501,443)    $ (21,750)         $ (523,193)
                                                    ==========    ==========        ==========     =========          ==========
Net loss applicable to common stock per share:                                                                        $
From continuing operations                          $  (11.96)                      $  (12.30)                           (12.70)
From discontinued operations                            (0.65)                          (0.64)                            (0.64)
                                                    ----------                      ----------                        ----------
Net loss applicable to common stock per share       $  (12.61)                      $  (12.94)                        $  (13.34)
                                                    ----------                      ----------                        ----------
Weighted average shares outstanding                     38,681            72  (a)       38,753           460  (b)         39,213
                                                    ==========       =======        ==========     =========          ==========

               Notes to Unaudited Pro Forma Condensed Consolidated
                              Financial Statements
                        (in thousands, except share data)


      The adjustments below were prepared based on data currently available and in some cases are based on estimates or approximations. It is possible that the actual amounts to be recorded may have an impact on the results of operations different from that reflected in the accompanying unaudited pro forma condensed consolidated financial statements. It is therefore possible that the entries presented below will not be the amounts that were actually recorded.


Statement of Operations for the Nine Months Ended September 30, 1999


      (a) To record the dividends on the Series F convertible preferred stock as if the June 1999 Private Placement had occurred on January 1, 1999.

Statement of Operations for the Year Ended December 31, 1998


      (a) To record the financing transactions we consummated in March 1998 as if they occurred as of January 1, 1998, including preferred stock dividends, interest expense and amortization of deferred debt offering costs and other related fees, but not including interest income earned on unused cash, as follows:


            Dividends on the Series D preferred stock issued in March 1998 ($2,994).

            Interest expense, including amortization of debt offering costs, on the 1998 Notes issued in March 1998 ($10,757).

      (b) To record the dividends on the Series F convertible preferred stock as if the June 1999 Private Placement had occurred on January 1, 1998.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. Other Expenses of Issuance and Distribution

      The estimated expenses in connection with the sale of the securities being registered hereby, are as follows:

SEC registration fee ....................................            $ 88,688.92
Legal fees and expenses .................................              75,000.00
Listing fees ............................................              30,000.00
Accounting fees and expenses ............................              75,000.00
Miscellaneous ...........................................              20,000.00
                                                                     -----------
     Total ..............................................            $288,688.92
                                                                     ===========

ITEM 15. Indemnification of Directors and Officers

      Our certificate of incorporation provides that all of our directors, officers, employees and agents shall be entitled to be indemnified by us to the fullest extent permitted by law.

      Section 145 of the Delaware General Corporation Law concerning indemnification of officers, directors, employees and agents is set forth below.

      "Section 145. Indemnification of officers, directors, employees and agents; insurance.

      (a) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

      (b) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

      (c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

      (d) Any indemnification under sections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made (1) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the stockholders.

      (e) Expenses incurred by an officer or director in defending a civil or criminal action, suite or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer, to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section. Such expenses incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

      (f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

      (g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section.

      (h) For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

      (i) For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith an in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 16. Exhibits

Exhibit
Number      Description
------      -----------

5.1         Opinion of Graubard Mollen & Miller

12.1        Ratio of Earnings to Combined Fixed Charges and Preferred Stock
            Dividends

23.1        Consent of Grant Thornton LLP

23.2 Consent of Graubard Mollen & Miller (included in its opinion filed as Exhibit 5.1)

24          Power of Attorney (set forth on signature page)

ITEM 17. Undertakings.

      (a) The undersigned registrant hereby undertakes:

            (1) To file, during any period in which offers or sales are being made, a post-effective amendment of this registration statement;

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

            (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (e) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

      (h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

            (i) The undersigned registrant hereby undertakes that:

                  (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

                  (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on form and has duly caused this to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on November 3, 1999.

                                    WINSTAR COMMUNICATIONS, INC.

                                    By: *
                                       -----------------------------------------
                                       William J. Rouhana, Jr.
                                       Chairman of the Board and Chief Executive
                                       Officer

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

 *                                        Chairman of the Board and Chief Executive Officer       November 3, 1999
------------------------------------      (and principal executive officer)
William J. Rouhana, Jr.

 *                                        President, Chief Operating Officer and Director         November 3, 1999
------------------------------------
Nathan Kantor

/s/ Timothy R. Graham                     Executive Vice President, General Counsel and           November 3, 1999
---------------------------               Director
Timothy R. Graham

Ric Uhl                                   Executive Vice President and Chief Financial            November 3, 1999
------------------------------------      Officer
Ric Uhl

 *                                        Director                                                November 3, 1999
------------------------------------
Bert W. Wasserman

 *                                        Director                                                November 3, 1999
------------------------------------
William J. vanden Heuvel

 *                                        Director                                                November 3, 1999
------------------------------------
Steven B. Magyar

 *                                        Director                                                November 3, 1999
------------------------------------
James I. Cash

 *                                        Senior Vice President-Finance (Principal                November 3, 1999
------------------------------------      Accounting Officer)
Joseph P. Dwyer

*     By power of attorney